Exhibit 2.1

Confidential

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

November 5, 2021

among

MCAFEE CORP.,

CONDOR BIDCO, INC.,

and

CONDOR MERGER SUB, INC.

i

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 5, 2021 among McAfee Corp., a Delaware corporation (the “Company”), Condor BidCo, Inc., a Delaware corporation (“Parent”), and Condor Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS the parties hereto intend to effect a merger in which Merger Subsidiary will be merged with and into the Company (the “Merger”), in accordance with the applicable provisions of Delaware Law, with the Company surviving the Merger, on the terms and subject to the conditions set forth herein;

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have unanimously determined that it is fair to and in the best interests of itself and its stockholders to enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth herein and has adopted a resolution approving, and declaring it advisable that the respective stockholders of the Company and Merger Subsidiary approve, this Agreement (including the Merger on the terms and subject to the conditions set forth in this Agreement);

WHEREAS, the Board of Directors of Parent has adopted a resolution approving and declaring advisable this Agreement and the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, each Sponsor (as defined below) is entering into a fee funding agreement (each a “Fee Funding Agreement”) in favor of the Company, pursuant to which, subject to the terms and conditions contained therein, such Sponsor is guaranteeing certain obligations of Parent and Merger Subsidiary in connection with this Agreement;

WHEREAS, following approval by the Board of Directors of the Company and concurrently with the execution and delivery of this Agreement, Parent, TPG VII Manta AIV I, L.P., TPG VII Manta Finance I, L.P., TPG VII Manta Blocker Co-Invest I, L.P., TPG VII Side-by-Side Separate Account I, L.P., TPG VII Manta Holdings II, L.P., TPG VII Manta AIV Co-Invest, L.P., and Intel Americas, Inc. are entering into a voting and support agreement with Parent in the form attached hereto as Exhibit A (the “Voting and Support Agreement”), dated as of the date of this Agreement, pursuant to which, among other things, such Persons agree to vote such Persons’ shares of Company Stock in favor of the approval and adoption of this Agreement subject to the terms and conditions therein; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, OpCo, LLC, McAfee Finance 2, LLC, a Delaware limited liability company, McAfee, LLC, a Delaware limited liability company, the Corporate Subsidiaries (as defined in the Tax Receivables Agreement), the TPG Nominee (as defined in the Tax Receivables Agreement), the Intel Nominee (as defined in the Tax Receivables Agreement), the TB Nominee (as defined in the Tax Receivables Agreement) and the GIC TRA Party (as defined in the Tax Receivables Agreement) are entering into an agreement providing for the termination of the Tax Receivable Agreement effective upon, and only upon the Closing.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

Definitions

Section 1.01. Definitions.

(a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Accelerated Vesting In-the-Money Company Stock Option” means each In-the Money Company Stock Option outstanding as of immediately prior to the Effective Time that accelerates and becomes Vested by its terms (and without further action by the Company) in connection with the transactions contemplated by this Agreement.

“Accelerated Vesting PSU” means each Company PSU outstanding as of immediately prior to the Effective Time that accelerates and becomes Vested by its terms (and without further action by the Company) in connection with the transactions contemplated by this Agreement.

“Accelerated Vesting RSU” means each Company RSU outstanding as of immediately prior to the Effective Time that accelerates and becomes Vested by its terms (and without further action by the Company) in connection with the transactions contemplated by this Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer or proposal of any Third Party relating to (i) any acquisition, exclusive license, issuance or purchase, whether direct or indirect, of assets equal to 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues, EBITDA or earnings (i.e. net income) of the Company are attributable or securities equal to 20% or more of the total outstanding shares or voting power of Company Stock or 20% or more of the total outstanding OpCo Units or voting power of OpCo LLC, (ii) any tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of the total outstanding shares or voting power of Company Stock or 20% or more of the total outstanding OpCo Units or voting power of OpCo LLC, or (iii) a merger, consolidation, statutory share exchange, business combination, sale, liquidation, dissolution, recapitalization, reorganization or other similar extraordinary transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues, EBITDA or earnings (i.e. net income) of the Company are attributable or as a result of which the stockholders of the Company immediately prior to such transaction would cease to own more than 80% of the total voting power of the Company or any surviving entity (or any direct or indirect parent company thereof) or the equityholders of OpCo LLC immediately prior to such transaction would cease to own more than 80% of the voting power of OpCo LLC immediately following such transaction.

“Action” means any action, cause of action, investigation, suit, arbitration, indictment, litigation, hearing or other legal proceeding by or before a Governmental Authority or arbitrator.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Applicable Law” means, with respect to any Person, any foreign or domestic, federal, state or local statute, law (including common law), ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other material employment, consulting, severance, change in control, retention, termination, or similar Contract, plan, program, practice, arrangement or policy providing for compensation, bonuses, profit-sharing, stock option, stock purchase, restricted stock, equity or other equity -related rights or other forms of incentive or deferred compensation, health and welfare, life, or disability insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, and post-employment or retirement benefits (including deferred compensation, pension, health, medical or life insurance benefits).

“Business Benefit Plan” means any Benefit Plan (i) maintained, administered, contributed to or sponsored by the Company or any of its Subsidiaries and with respect to which the Company or any of its Subsidiaries has or had any liability (contingent or otherwise), (ii) that, in connection with the closing of the transactions contemplated by the Business Sale Agreement (including, as applicable, any local closing in connection therewith), has been or is expected to be directly or indirectly transferred to, or assumed by, a Person that is not an ERISA Affiliate of the Company or any of its Subsidiaries (determined as of immediately following the ultimate transfer or assumption of such Benefit Plan undertaken in connection with such transactions), and (iii) that, after such transfer, will not give rise to any continuing liability (contingent or otherwise) to the Company or any of its Subsidiaries (except as provided in the Business Sale Agreement).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the states of California or New York are authorized or required by Applicable Law to close.

“Business Sale Agreement” means (a) that certain Contribution and Equity Purchase Agreement, dated as of March 6, 2021, by and among Magenta Buyer LLC, a Delaware limited liability company, McAfee, LLC, a Delaware limited liability company, and McAfee Security UK Ltd., a United Kingdom private limited company, (b) all exhibits, annexes, schedules and Ancillary Agreements (as defined therein) thereto, and (c) any Local Transfer Agreements (as defined in the Contribution and Equity Purchase Agreement), in each of the forgoing clauses (a), (b) and (c), including all exhibits, annexes, schedules thereto, as may be amended, modified or waived.

“Cash Award” means a cash award providing the holder thereof with the opportunity to be paid an amount in cash equal to (i) with respect to each In-the-Money Company Stock Option that is not Vested, (A) the excess of the Per Share Consideration over the Option Exercise Price of such In-the-Money Company Stock Option multiplied by (B) the number of shares of Class A Common Stock subject to such In-the-Money Company Stock Option as of immediately prior to the Effective Time (and (ii) with respect to each Company Restricted Share, Company RSU, or Company PSU that is not Vested, (A) the number of shares of Company Stock subject to such Company Restricted Share, Company RSU, or Company PSU as of immediately prior to the Effective Time multiplied by (B) the Per Share Consideration; provided, that (x) in the case of a Company PSU that is not Vested and that has an applicable one-year performance period that ends on or ended prior to the Effective Time, for purposes of determining the number of shares of Company Stock subject to such Company PSU converted into the Cash Award, such Company PSU shall be deemed earned based on the actual performance during such performance period, and (y) in the case of a Company PSU that is not Vested and that has an applicable one-year performance period that ends after the Effective Time, for purposes of determining the number of shares of Company Stock subject to such Company PSU converted into the Cash Award, the number of shares of Company Stock subject to such Company PSU shall be determined as though such performance conditions were satisfied at the applicable target levels.

“CFIUS” means the interagency Committee on Foreign Investment in the United States, including any successor or replacement thereof.

“CFIUS Approval” means (i) a written determination from CFIUS to the effect that the transactions contemplated by this Agreement do not constitute a “covered transaction” pursuant to 31 C.F.R. § 800.213, (ii) a written determination from CFIUS to the effect that review or investigation of the transactions contemplated by this Agreement has been concluded and that a determination has been made that there are no unresolved national security concerns, or (iii) following an investigation conducted by CFIUS pursuant to 31 C.F.R. § 800.507, CFIUS reports the transaction to the President of the United States and either (A) the President of the United States makes a decision not to suspend or prohibit such transaction pursuant to his authorities under Section 721 of the Defense Production Act of 1950, as amended, or (B) the President of the United States has not taken any action within fifteen (15) days from the date he received the report from CFIUS.

“CFIUS Laws and Regulations” means all laws and regulations relating to CFIUS, including Section 721 of the Defense Production Act of 1950, as amended and 31 C.F.R. Part 800.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated by this Agreement prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA.

“Class A Common Stock” means the class A common stock, $0.001 par value per share, of the Company.

“Class A Unit” shall have the meaning set forth in the OpCo LLC Agreement.

“Class B Common Stock” means the class B common stock, $0.001 par value per share, of the Company.

“Code” means the Internal Revenue Code of 1986.

“Company Award” means a Company Stock Option, Company Restricted Share, Company RSU or Company PSU.

“Company Cash Right” means (i) each award, payable in a fixed amount of cash, that was issued in connection with the initial public offering of the Company Stock to an employee of the Company or one of its Subsidiaries who provides services in China, Israel, Malaysia, Philippines, Saudi Arabia or Vietnam as a substitute for equity and/or equity based awards issued under a Company Stock Plan and (ii) each right to receive previously accrued but not yet paid cash dividends or distributions in respect of Company Equity Awards, Class A Units, or Management Incentive Units.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 26, 2020 and the notes thereto set forth in the Company’s Form 10-K filed with the SEC for the fiscal year ended December 26, 2020, as updated by the Form 8-K filed with the SEC on August 2, 2021.

“Company Balance Sheet Date” means December 26, 2020.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary simultaneous with the execution of this Agreement.

“Company ESPP” means the McAfee Employee Stock Purchase Plan.

“Company Intellectual Property” means any Intellectual Property that is owned, or purported to be owned, by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries as currently conducted, taken as a whole.

“Company PSUs” means performance stock units with respect to shares of Company Stock granted under a Company Stock Plan.

“Company Registered IP” means all of the Registered IP owned, or purported to be owned, by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries as currently conducted, taken as a whole.

“Company Restricted Share” means each share of Company Stock granted subject to vesting or other lapse restrictions under any Company Stock Plan.

“Company RSUs” means restricted stock units with respect to shares of Company Stock granted under a Company Stock Plan.

“Company Stock” means the shares of Class A Common Stock of the Company and Class B Common Stock of the Company.

“Company Stock Option” means each option to purchase shares of Company Stock outstanding under any Company Stock Plan.

“Company Stock Plans” means the McAfee 2017 Management Incentive Plan and the McAfee 2020 Omnibus Incentive Plan.

“Compliant” means, with respect to any applicable Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Information not misleading in light of the circumstances in which it was made and such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements for information customarily included in offerings of high yield debt securities pursuant to Rule 144A under the 1933 Act (giving effect to all supplements and updates provided thereto prior to the commencement of the Marketing Period), (ii) with respect to any interim financial statements, such interim financial statements have been reviewed by the Company’s auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105 (Reviews of Interim Financial Information) and (iii) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficiently current to satisfy the requirements of Rule 3-12 of Regulation S-X under the 1933 Act to permit a registration statement of the Company using such financial statements to be declared effective by the Securities and Exchange Commission on the last day of the Marketing Period and are sufficient to permit the Company’s independent accountants to issue a customary “comfort letter” to the underwriters or initial purchasers in a private placement of high yield debt securities pursuant to Rule 144A under the 1933 Act, including as to customary negative assurances and change period comfort in a “Rule 144A for life” issuance of non-convertible high yield debt securities; provided, that in no event shall Compliant be deemed to require the delivery or inclusion of any Excluded Information.

“Confidentiality Agreement” means collectively, (i) that certain the letter agreement between Advent International Corporation and the Company dated February 5, 2021, (ii) that certain the letter agreement between Crosspoint Capital Partners L.P. and the Company dated June 3, 2021, (iii) that certain the letter agreement between Permira Advisers LLC and the Company dated May 23, 2021 and (iv) that certain letter agreement between Canada Pension Plan Investment Board and the Company dated June 2, 2021.

“Contract” means any legally binding contract, agreement, note, bond, indenture, lease, license, or other agreement (written or oral).

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any variants (including the so-called “Delta” variant), evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Actions” means any actions taken (or not taken) by the Company or its Subsidiaries in good faith and its reasonable business discretion (a) in response to COVID-19 (i) to protect the health and safety of the Company’s or its Subsidiaries’ employees and other individuals having dealings with the Company or its Subsidiaries or (ii) in response to business disruptions caused by COVID-19 or (b) pursuant to any law, directive, pronouncement or guideline issued by an applicable Governmental Authority or the World Health Organization providing for restrictions that relate to, or arise out of, COVID-19 (including any shelter in place, stay at home or similar orders or guidelines) (collectively clause (b), “COVID-19 Measures”).

“Credit Agreement” means that certain First Lien Credit Agreement, dated as of September 29, 2017 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), among McAfee, LLC, the other credit parties party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent and the lenders from time to time party thereto.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Debt/Preferred Equity Financing Entities” means the Debt/Preferred Equity Financing Sources, together with their Affiliates, and their and their Affiliates’ current or future officers, directors, employees, agents, Representatives, stockholders, equityholders, controlling Persons, limited partners, managers, members or partners and their successors and assigns.

“Debt/Preferred Equity Financing Sources” means the Persons that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or the Preferred Equity Commitment Letter, as applicable, or in connection with all or any part of the Debt/Preferred Equity Financing described therein (or any replacement debt or equity financings) in connection with the Merger, including the parties to any commitment letters, joinder agreements, indentures, credit agreements, purchase agreements, investors rights agreement or certificates of designations entered into pursuant thereto or relating thereto.

“DPA” means Section 721 of the Defense Production Act of 1950.

“Environmental Laws” means any Applicable Laws relating to the protection of the environment or, solely as it relates to exposure to hazardous or toxic substances, human health.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Excluded Information” means any (i) pro forma financial statements, projections or other prospective information; (ii) description of all or any portion of the Debt/Preferred Equity

Financing, any “description of notes” or “description of other indebtedness”, or other information customarily provided by the Debt/Preferred Equity Financing Sources or their counsel; (iii) risk factors relating to all or any component of the Financing; (iv) separate Subsidiary financial statements; provided, for the avoidance of doubt, that separate financial statements or information for Opco LLC shall not be considered “Excluded Information”; (v) any financial statements or other information required by Rules 3-09, 3-10 or 3-16, 13-01 or 13-02 of Regulation S-X, Regulation S-K Item 302 or for any period prior to December 29, 2018; (vi) information regarding officers or directors prior to consummation of the Merger (except biographical information if any of such persons will remain officers or directors after consummation of the Merger), executive compensation and related party disclosure or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings) or 402 of Regulation S-K under the 1933 Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC); (vii) information regarding affiliate transactions that may exist following consummation of the Merger unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Merger or to the extent not so provided in SEC filings; and (viii) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments.

“Fraud” shall mean knowing and intentional common law fraud under the laws of the State of Delaware, as determined by a court of competent jurisdiction, with respect to the representations and warranties contained in Article 3 and Article 4 and shall require an affirmative showing of, inter alia, (i) actual (as opposed to constructive) knowledge of a misrepresentation set forth in Article 3 and Article 4 (each, as modified by the applicable sections or subsections of the Company Disclosure Letter), as the case may be, (ii) the express intention of such Person that the counterparty rely on such misrepresentation to its detriment and (iii) such counterparty’s actual reliance thereon to its detriment. “Fraud” does not and shall not include equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational or multinational organization or body (including the European Commission) or any domestic or foreign, federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hazardous Substance” means any toxic, radioactive or otherwise hazardous substance, waste or material that in relevant form and concentration is regulated under any Environmental Law.

“Information Systems” means all telecommunications, networks, servers, switches, endpoints, software, platforms, electronics, websites, storage, firmware, hardware, interfaces and related information technology or outsourced services, and all electronic connections between them, that are owned, operated, or used by the Company or its Subsidiaries.

“Intellectual Property” means (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, re-examinations, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), trade secrets, know how, databases, business methods, technical data and customer lists and other proprietary information; (iii) all copyrights and copyright registrations, including in computer software, throughout the world, mask works and mask work registrations; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, domain names, URLs, social media accounts, and trademark and service mark registrations and applications therefor and the goodwill associated therewith throughout the world.

“In-the-Money Company Stock Option” a Company Stock Option that has an Option Exercise Price that is less than the Per Share Consideration.

“International Plan” means any Employee Plan that is maintained by the Company or any of its Subsidiaries primarily for the benefit of current or former employees of the Company or any of its Subsidiaries based outside of the United States.

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s executive officers; provided, however, that “knowledge” of the Company means the actual knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or adverse claim of any kind in respect of such property or asset.

“Malware” means “malware,” “back door,” “ransomware,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed to disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, either automatically, with the passage of time or upon command by any person.

“Management Incentive Unit” shall have the meaning set forth in the OpCo LLC Agreement.

“Marketing Period” means the first period of 15 consecutive Business Days (A) commencing on the later of (i) the date on which Parent shall have received all Required Information which is Compliant and remains Compliant during such 15 consecutive Business Day period and (ii) the date on which the conditions set forth in Section 9.01 (other than Section 9.01(b)) are satisfied, or, in the case of this clause (ii), if earlier, the date on which Parent in its sole discretion notifies the Company that it intends to commence the Marketing Period and (B) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.01 and Section 9.02 to fail to be satisfied or any Required Information to fail to remain Compliant; provided, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 15 consecutive Business Day period, (A) the auditor of the applicable audited financial statements of the Company shall have withdrawn, or has advised the Company in writing that it intends to withdraw, its audit opinion with respect to any audited financial statements included in the Required Information, in which case the Marketing Period shall stop and a new period of 15 consecutive Business Days shall not commence unless and until a new unqualified audit opinion is issued with respect to the audited financial statements of the Company for the applicable periods by such firm or another independent public accounting firm of recognized national standing or (B) the Company shall have publicly announced any intention to restate any financial statements included in the Required Information or shall have publically announced that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall stop and a new period of 15 consecutive Business Days shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; provided, further that (1) November 25, 2021 or November 26, 2021 shall not be counted as a Business Day for such 15 consecutive Business Day period (it being understood that such exclusion shall not restart such 15 consecutive Business Day period), (2) the Marketing Period shall either be completed on or prior to December 17, 2021 or commence no earlier than January 3, 2022; (3) the Marketing Period shall either be completed on or prior to February 6, 2022, or commence after the receipt of Compliant audited financial statements of the Company for the fiscal year ending December 25, 2021 and (4) the Marketing Period shall either be completed on or prior to August 19, 2022 or commence no earlier than September 6, 2022; provided, further that the Marketing Period in any event shall end on any earlier date on which the Debt Financing is consummated. If at any time the Company shall in good faith reasonably believe that it has provided the Required Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with specificity which portion of the Required Information the Company has not delivered), following which the Required Information shall be deemed to have been received by Parent as soon as the Company delivers to Parent such specified portion of the Required Information that is Compliant.

“Material Adverse Effect” or “Material Adverse Effect on the Company” means any event, change, fact, condition, circumstance or occurrence that, when considered either individually or in the aggregate together with all other adverse events, changes, facts, conditions, circumstances or occurrences, has had, or would reasonably be expected to have, a material adverse effect on (i) the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company to consummate the Merger; provided, however, with respect to clause (ii), that the taking of any action specifically required to be taken, or the failure to take any action specifically prohibited, by this Agreement shall not be taken into account in determining whether or not there has been a Material Adverse Effect; provided, further, that for purposes of the forgoing clause (i) none of the following shall constitute (either alone or in combination) or shall be taken into account in determining whether or not there has been or would reasonably be expected to have a Material Adverse Effect (and any effect, event, change, fact, condition, circumstance or occurrence to the extent resulting from, relating to or arising from any one or more of the following shall be excluded from such determination): (a) the execution and delivery of this Agreement or the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, or the consummation of the transactions contemplated hereby or thereby, or the announcement of any of the foregoing, the identity of the Parent and any of its Affiliates, or the taking of any action specifically required to be taken (other than the requirement that the Company and its Subsidiaries use reasonable best efforts to operate in the ordinary course), or the failure to take any action specifically prohibited by this Agreement, including, in each case, their impact on relationships with customers (including Governmental Authority customers), suppliers, distributors, resellers, distribution partners (including retailers and e-commerce retailers and mobile or ISP network providers), ecosystem partners, channel partners (including OEMs) or employees or others having relationships with the Company or its Subsidiaries, (b) any communication by Parent or its Affiliates regarding plans or intentions with respect to the Company or any of its Subsidiaries, (c) changes in global, foreign, national or regional economic, financial, regulatory or geopolitical conditions or events in general, in each case, in the United States or elsewhere in the world, or any escalation or worsening of any of the foregoing, or any action taken by any Governmental Authority in response to any of the foregoing, (d) changes in the equity, credit, debt, financial, currency or capital markets or changes in interest or exchange rates, in each case, in the United States or elsewhere in the world, (e) anti-dumping actions, international tariffs, trade policies or disputes or any “trade war” or similar actions, (f) changes in (i) Applicable Law, (ii) regulations affecting the Company or any of its Subsidiaries or any of its customers, suppliers, vendors, distribution partners (including retailers or e-commerce retailers and mobile or ISP network providers), ecosystem partners or channel partners (including OEMs), (iii) GAAP, or (iv) any authoritative interpretation of any of the foregoing, (g) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest (whether or not violent), weather conditions, power outages or electrical black-outs, wild fires or other natural or man-made disaster or similar force majeure events, (h) changes in general in any industry or any market in which the Company or any of its Subsidiaries operate or changes in the general business or economic conditions affecting any such industry or market, (i) any (a) geopolitical conditions, military conflict or actions, outbreak of hostilities, acts of war (whether or not declared), acts of foreign or domestic terrorism, rebellion or insurrection (such rebellion or insurrection being against any Governmental Authority), acts of espionage, or escalation or general worsening of any of the foregoing or (b) acts of cyberterrorism or internet- or cyber-attacks (including by means of the use of mal-ware, malicious code or computer, network or system hacking) by or sponsored by a Governmental Authority or group of cyber criminals or hackers, or cyber espionage, or escalation or general worsening of any of the foregoing (but excluding for purposes of this clause (i)(b) the performance of any of the Company’s or any of its Subsidiaries’ products in connection with any of the foregoing), (j) epidemics, pandemics, other outbreaks of infectious disease (including in each of the foregoing, COVID-19), including in each case any quarantine restrictions (including any shelter in place, stay at home or similar orders or guidelines of any Governmental Authority or the World Health Organization), or any escalation or worsening of any of the foregoing or any action, Applicable Law, pronouncement or guideline taken or promulgated by any Governmental Authority or the World Health Organization in response to any of the foregoing (including COVID-19 Measures), (k) any computer hacking, data breaches, ransom-ware affecting or impacting, or outage of or termination by a web hosting platform providing services to, the Company or any of its Subsidiaries or their respective businesses (but excluding in all circumstances the performance of any of the Company’s or any of its Subsidiaries’ products in connection with any of the foregoing), (l) taking of any action specifically required to be taken, at the written request or with the written consent of, the Parent or any of its Affiliates in compliance with this Agreement, (other than the requirement that the Company and its Subsidiaries use reasonable best efforts to operate in the ordinary course), (m) any failure by the Company or any of its Subsidiaries to meet internal or published projections, forecasts or estimates of the Company or any of its Subsidiaries (provided, however, that the underlying causes of such failure may, to the extent applicable and not otherwise excluded by the other exceptions in this definition, be considered in determining whether there has been a Material Adverse Effect), (n) any change in the price or trading volume of shares of Class A common stock, par value $0.001 per share, of the Company or any other publicly traded securities of the Company (provided, however, that the underlying causes of such change may, to the extent applicable and not otherwise excluded by the other exceptions in this definition, be considered in determining whether there has been a Material Adverse Effect), (o) any reduction in the credit rating of the United States, or (p) any litigation brought by current or former stockholders of the Company (on their own behalf or on behalf of the Company), whether under Delaware Law or any Applicable Law, or other litigation, in the case of each of the foregoing in this clause (p) to the extent in respect of this Agreement or the transactions contemplated hereby; provided that notwithstanding the foregoing, in the cases of clauses (c), (d), (e), (f), (g), (h), (i), (j), (k) and (o), to the extent such effect, event, change, fact, condition, circumstance or occurrence have had a disproportionately adverse effect on the Company or any of its Subsidiaries as compared to other Persons engaged in the same industry, only such incremental disproportionate adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred (and then only to the extent such incremental disproportionate adverse effect is not excluded by the other exceptions in this definition).

“NASDAQ” means the NASDAQ stock exchange.

“OpCo Units” means Class A Units and Management Incentive Units of OpCo LLC.

“OpCo LLC” means Foundation Technology Worldwide LLC, a Delaware limited liability company.

“OpCo LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of OpCo LLC dated as of October 21, 2020.

“Option Exercise Price” means the exercise price per share of Class A Common Stock underlying a Company Stock Option.

“Orders” means any judgment, order, decree, or award of a Governmental Authority or arbitrator or settlement agreement.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Merger Subsidiary of the Merger or any of the other transactions contemplated by this Agreement; provided, however, that the taking of any action specifically required to be taken, or the failure to take any action specifically prohibited, by this Agreement shall not be taken into account in determining whether or not there has been a Parent Material Adverse Effect.

“Patent Rights” means patents and patent applications (including provisional, continuation, divisional, continuation-in-part, revision, extension, renewal, reexamination, and reissue patent applications and any patents issuing therefrom), utility models, design patents and other governmental grants for the protection of inventions or industrial designs.

“Permits” means all approvals, authorizations, registrations, licenses, exemptions, permits and consents of Governmental Authorities.

“Permitted Liens” means (a) Liens for Taxes that are not due and payable, or that may thereafter be paid without interest or penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Financial Statements in accordance with GAAP, (b) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, which are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Financial Statements in accordance with GAAP, (c) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations, (d) zoning, building and other similar codes and regulations provided that the same are not violated by the current use of the property, (e) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents (f) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights, or on the underlying fee interest of any property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto, in each case which do not materially impact the current use thereof nor are violated thereby in any material respect, (g) non-exclusive licenses granted under Intellectual Property in the ordinary course of business, (h) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the value or continued use and operation of the asset to which they relate in the business of the Company and its Subsidiaries, on a consolidated basis, as currently conducted, (i) any purchase money security interests, equipment leases or similar financing arrangements, and (j) Liens that are not material to the Company and its Subsidiaries, taken as a whole.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Data” means any data or information relating to an identified natural person and any other data or information that constitutes personal data or personal information under any applicable Privacy Obligations.

“Privacy Obligations” means (i) all laws, directives, and binding guidance issued by any Governmental Authority that are related to privacy, security, data protection or Processing of Personal Data, including, but not limited to, the General Data Protection Regulation 2016/679 (GDPR) and any applicable national laws that implement the GDPR; the United Kingdom GDPR and UK Data Protection Act 2018; the e-Privacy Directive (Directive 2002/58/EC) and any

applicable national laws that implement the e-Privacy Directive including in the United Kingdom; the Brazilian General Data Protection Law; the Personal Information Protection and Electronic Documents Act; the Act on the Protection of Personal Information, and the Information Technology Act, 2000 and the rules notified thereunder; the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Electronic Communications Privacy Act; the California Consumer Privacy Act; the Payment Card Industry-Data Security Standard; data security laws; unfair or deceptive trade practices laws; data breach notification laws; and similar laws; (ii) any privacy, security, and data protection statements in the Company’s or its Subsidiaries’ applicable Privacy Policies then in effect; (iii) any public statements regarding the Company’s or its Subsidiaries’ privacy, security and data protection practices; and (iv) the Company’s and its Subsidiaries’ contractual commitments, in each case, concerning the Processing of Personal Data.

“Privacy Policies” means each external or internal, past or present, policy, notice, and/or statement of the Company and its Subsidiaries relating to Personal Data.

“Process” or “Processing” means any operation or set of operations which is performed on Personal Data, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, structuring, storage, safeguarding, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction.

“Proprietary Software” means software owned, or purported to be owned, by the Company and its Subsidiaries.

“Registered IP” means all Patent Rights, registered trademarks, registered copyrights, and applications for any of the foregoing.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal or discharge into or through the environment.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives.

“Required Information” means (i) the financial statements attached to the Company’s 8-K filing dated August 2, 2021, (ii) the Company’s unaudited balance sheets and related consolidated statements of operations, and equity and cash flows for each of the first three fiscal quarters of each fiscal year ending after December 26, 2020 to the extent such fiscal quarter ends at least 45 days prior to the Closing Date and the audited balance sheets and related consolidated statements of operations, and equity and cash flows for each fiscal year ending after December 26, 2020 to the extent such fiscal year ends at least 90 days prior to the Closing Date; and (iii) information, financial statements and financial data of the Company and its Subsidiaries that is reasonably requested by Parent in writing and of the type customarily included in an offering memorandum with respect to a private placement of high yield debt securities pursuant to Rule 144A under the 1933 Act (including information that would be required by Regulation S-X and Regulation S-K in a registered offering on Form S-1under the 1933 Act to the extent customarily included in such an offering memorandum); provided that in no event shall the Required Information be deemed to include any Excluded Information.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Security Incident” means any accidental, unlawful or unauthorized access, use, loss, alteration, destruction, compromise, acquisition or other unauthorized disclosure of Personal Data or other incident affecting Personal Data reportable to data subjects, any Governmental Authority, or any other third party under applicable Privacy Obligations.

“Subsidiary” means, with respect to any Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions (or in the case of a partnership, a majority of the general partner interests) are at any time directly or indirectly owned or controlled by such Person.

“Tax” means all taxes, levies, imposts, duties, and other like charges or assessments, in each case, in the nature of a tax, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise, severance, stamp, transfer occupation, premium, recording, real property, personal property, unclaimed property or windfall profit tax, or other tax, together with any interest, penalties, related liabilities, fines or additions to tax that may become payable in respect thereof imposed by any country, any state, county, provincial or local government or subdivision or agency thereof.

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated October 21, 2020, by and among the Company, OpCo, LLC, McAfee Finance 2, LLC, a Delaware limited liability company, McAfee, LLC, a Delaware limited liability company, the Corporate Subsidiaries party thereto, each of the Exchange TRA Parties from time to time party thereto, each of the Reorganization TRA Parties from time to time party thereto, the TPG Nominee party thereto and the Intel Nominee party thereto.

“Tax Return” means any report, form, return, document, declaration or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including information returns.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including any “group” as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates or any “group” that includes Parent or any of its Affiliates.

“Transaction Documents” means this Agreement and any other agreement executed and delivered in connection with this Agreement on the date hereof.

“US Plan” means any Employee Plan that is not an International Plan.

“Vested” means, with respect to any Company Award (or portion thereof) or Management Incentive Unit, that such Company Award or Management Incentive Unit (or, in each case, portion thereof) is outstanding and vested as of immediately prior to the Effective Time (or that will become vested by its terms (and without further action by the Company other than determinations regarding performance-based vesting in accordance with this Agreement) as a result of the transactions contemplated by this Agreement), or that will become vested pursuant to the terms of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	Section 6.03(h)(i)
Adverse Recommendation Change	Section 6.03(c)
Agreement	Preamble
Alternative Financing	Section 7.05(c)
Anti-Corruption Laws	Section 4.23
Appraisal Shares	Section 2.04
Certificates	Section 2.03(a)
Claim	Section 7.03(b)
Closing	Section 2.01(b)
Closing Date	Section 2.01(b)
Commitment Letters	Section 5.07(b)
Company	Preamble
Company Board Recommendation	Section 4.02(b)
Company Employees	Section 7.04(a)
Company Preferred Stock	Section 4.05(a)
Company Real Property	Section 4.14(c)
Company Related Parties	Section 11.04(e)
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(d)
Company Stockholder Approval	Section 4.02(a)
Company Stockholder Meeting	Section 6.02
Company Subsidiary Securities	Section 4.06(c)
Company Termination Fee	Section 11.04(b)(i)
Contracting Party	Section 11.15(a)
Cut-Off Date	Section 6.03(a)
Data Partners	Section 4.27(d)
DDTC	Section 4.03
Debt	Section 5.10

Term	Section
Debt Commitment Letter	Section 5.07(a)
Debt Financing	Section 5.07(a)
Debt/Preferred Equity Financing	Section 5.07(a)
Definitive Debt/Preferred Equity Financing Agreements	Section 7.05(a)
Divestiture Action	Section 8.01(e)
Draft CFIUS Notice	Section 8.01(c)
Effective Time	Section 2.01(c)
Employee Plan	Section 4.17(a)
End Date	Section 10.01(b)(i)
Enforcement Expenses	Section 11.04(d)
Equity Commitment Letter	Section 5.07(b)
Equity Financing	Section 5.07(b)
Exchange and Redemption	Section 2.02(b)(ii)
Excluded Party	Section 6.03(h)(iv)
Fairness Opinion	Section 4.25
Fee Funding Agreement	Recitals
Financing	Section 5.07(b)
Foreign Regulatory Laws	Section 4.03
Goldman	Section 4.24
Indemnified Person	Section 7.03(a)
Internal Controls	Section 4.07(d)
Intervening Event	Section 6.03(h)(ii)
ITAR	Section 4.03
Leased Real Property	Section 4.14(c)
Major Channel Partner	Section 4.22
Major Supplier	Section 4.22
Malicious Code	Section 4.27(b)
Marketing Material	Section 6.05(a)
Material Contract	Section 4.21(b)
Material Real Property Lease	Section 4.14(c)
Merger	Recitals
Merger Consideration	Section 2.02(a)
Merger Subsidiary	Preamble
Morgan Stanley	Section 4.24
Multiemployer Plan	Section 4.17(c)
NewCo	Section 2.02(b)(i)
No Shop Period Start Date	Section 6.03(a)

Term	Section
Non-Recourse Party	Section 11.15(a)
OpCo Redemption Notice	Section 2.02(b)
Owned Real Property	Section 4.14(b)
Parent	Preamble
Parent Plans	Section 7.04(c)
Parent Related Parties	Section 11.04(e)
Parent Releasers	Section 11.15(b)
Parent Termination Fee	Section 11.04(c)
Paying Agent	Section 2.03(a)
Payment Fund	Section 2.03(b)
Per Share Consideration	Section 2.02(a)
Preferred Equity Commitment Letter	Section 5.07(a)
Preferred Equity Financing	Section 5.07(a)
Preferred Equity Issuer	Section 5.07(a)
Proxy Statement	Section 4.09
Reference Time	Section 4.05(a)
Regulatory Authority	Section 8.01(d)
Regulatory Laws	Section 8.01(b)
Reimbursement Obligations	Section 6.05(b)
Required Amount	Section 5.07(f)
Restraints	Section 9.01(b)
Sanctions	Section 4.12(c)
Security Program	Section 4.27(b)
Solvent	Section 5.10
Sponsor	Section 5.07(b)
Superior Proposal	Section 6.03(h)(iii)
Surviving Corporation	Section 2.01(a)
Takeover Statute	Section 4.26
Uncertificated Shares	Section 2.03(a)
Voting and Support Agreement	Recitals

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The preamble and recitals to this Agreement are incorporated into and made a part of this Agreement. The table of contents, and the article and section and other titles, headings and captions herein, are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes,

Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”. The word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”). “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. References to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the Company and the Subsidiaries of the Company, as well as reasonable actions or omissions taken or to be taken by the Company or any of its Subsidiaries in good faith and in their reasonable business discretion from time to time in response to any novel economic or social conditions, circumstances or events, including those relating to or arising from COVID-19. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to the date set forth in the preamble of this Agreement. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; and, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which San Jose, California is located. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars. As used herein, term “made available” means that the information referred to has been (i) posted in the “data room” established by the Company or its Representatives prior to the execution of this Agreement, or (ii) sent to Parent’s counsel (listed in Section 11.01) prior to the execution of this Agreement.

ARTICLE 2

The Merger

Section 2.01. The Merger.

(a) On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time, Merger Subsidiary shall be merged with and into the Company, whereupon, the separate existence of Merger Subsidiary shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned Subsidiary of Parent.

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of Ropes & Gray LLP, 1900 University Avenue, 6th Floor, East Palo Alto, California 94303 at 7:00 a.m. California time, as soon as possible, but in any event no later than the third (3rd) Business Day after the date all of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver by the appropriate party of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree; provided that if the Marketing Period has not ended as of such date, the Closing shall instead occur on the earlier of (i) a date during the Marketing Period specified by Parent in writing to the Company on no fewer than two (2) Business Days’ notice and (ii) the third (3rd) Business Day immediately following the last day of the Marketing Period, in each case, subject to the satisfaction or waiver of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver by the appropriate party of those conditions at the Closing) (the date on which the Closing occurs, the “Closing Date”).

(c) At the Closing, the Company and Merger Subsidiary shall cause a certificate of merger to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of Delaware Law and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as the parties may agree in writing and specify in the certificate of merger).

(d) From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and Section 259 of Delaware Law.

Section 2.02. Conversion of Shares; Exchange and Redemption of OpCo Units.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof or any other Person:

(i) except for Appraisal Shares and shares of Company Stock cancelled or converted pursuant to Section 2.02(a)(ii) or Section 2.02(a)(iii), each share of Company Stock (including, for the avoidance of doubt, each share of Class A Common Stock resulting from the exchange of Vested Management Incentive Units, Class A Units and Class B Common Stock for Class A Common Stock in accordance with the OpCo LLC Agreement and pursuant to Section 2.02(b) below) issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and converted into the right to receive $26.00 in cash, without interest (the per share consideration, the “Per Share Consideration” and the aggregate consideration, the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each share shall thereafter represent only the right to receive the Per Share Consideration to be paid in accordance with Section 2.03, without interest;

(ii) each share of Company Stock issued and outstanding and held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto;

(iii) each share of Company Stock issued and outstanding and held by any Subsidiary of either the Company or Parent (other than Merger Subsidiary) immediately prior to the Effective Time shall automatically be converted into such number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation such that each such Subsidiary owns the same percentage of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned of the Company immediately prior to the Effective Time; and

(iv) each share of common stock, par value $0.01 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation and, together with the shares described in Section 2.02(a)(iii), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Within five (5) Business Days following the date of this Agreement the Company shall provide written notice (the “OpCo Redemption Notice”) of the transactions contemplated by this Agreement to all of the Members (as defined in the OpCo LLC Agreement). Such OpCo Redemption Notice shall include such information as may reasonably describe the Merger and the other transactions contemplated by this Agreement (including this Section 2.02(b)), in accordance with Section 10.01 of the OpCo LLC Agreement. Immediately prior to the Effective Time, in accordance with Section 10.01 of the OpCo LLC Agreement and the certificate of incorporation of the Company:

(i) the Company shall require each Member to effect an Exchange (as defined in the OpCo LLC Agreement) of all of such Member’s Vested Management Incentive Units (if any) for New Class A Units (as defined in the OpCo LLC Agreement) in accordance with Section 10.01 and Section 9.02 of the OpCo LLC Agreement and, thereafter, shall require each Member to effect a Redemption (as defined in the OpCo LLC Agreement) of all of such Member’s Class A Units (including, but not limited to, any New Class A Units) and Class B Common Stock in exchange for shares of Class A Common Stock in accordance with Section 10.01 and the Redemption provisions of Article IX of the OpCo

LLC Agreement (applied for this purpose as if the Company had delivered an Election Notice (as defined in the OpCo LLC Agreement) that specified a Share Settlement (as defined in the OpCo LLC Agreement) with respect to such exchanges), which Exchange and Redemption will be consummated by way of (A) first, an automatic surrender of such Class A Units (including New Class A Units) not held by the Company or one of its Subsidiaries to OpCo LLC; (B) second, a contribution by the Company to a corporation that will be formed by the Company not more than three (3) days prior to the Closing Date (“NewCo”) of a number of Shares of Class A Common Stock equal to the number of Class A Units surrendered to OpCo LLC as described in clause (A) above; (C) third, a contribution by NewCo to OpCo LLC of such shares of Class A Common Stock in exchange for the issuance by OpCo LLC to NewCo of an equal number of Class A Units; and (D) fourth, a distribution to each member of OpCo LLC that surrendered any number of Class A Units to OpCo LLC pursuant to Section 10.01 of the OpCo LLC Agreement and the transactions contemplated hereby of a number of shares of Class A Common Stock equal to the number of Class A Units so surrendered, in a transaction treated as a “disguised sale” of partnership interests for U.S. federal income Tax purposes between such member and NewCo;

(ii) the Company shall take such other actions as are reasonably necessary or desirable to effect the exchange and redemption described in Section 2.02(b) (collectively, the “Exchange and Redemption”) in accordance with the OpCo LLC Agreement; and

(iii) each share of Class B Common Stock shall automatically be canceled immediately upon the consummation of the Exchange and Redemption, such that no shares of Class B Common Stock remain outstanding immediately prior to the Effective Time.

(c) The Board of Directors of the Company shall take (or cause to be taken) all necessary and appropriate actions so that all Management Incentive Units shall be Vested in full as of immediately prior to the Exchange and Redemption.

Section 2.03. Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Paying Agent”) and enter into a paying agent agreement with the Paying Agent reasonably acceptable to the Company for the purpose of acting as agent in exchanging for the applicable portion of the Merger Consideration (A) certificates representing shares of Company Stock (the “Certificates”) or (B) uncertificated shares of Company Stock (the “Uncertificated Shares”). Promptly after the Effective Time (but in no event later than two (2) Business Days after the Effective Time), the Company shall send, or shall cause the Paying Agent to send, to each holder of record of shares of Company Stock (other than shares of Company Stock to be canceled pursuant to Section 2.02(a)(i) or Section 2.02(a)(ii) and shares of Company Stock converted pursuant to Section 2.02(a)(iii)) as of immediately following the Exchange and Redemption and immediately prior to the Effective Time a letter of transmittal (in a form that was reasonably acceptable to the Company prior to the Effective Time) and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or receipt of an “agent’s message”, as applicable) for use in the exchange of such shares of Company Stock for such holder’s applicable portion of the Merger Consideration;

provided, that if any holder of record of shares of Company Stock or OpCo Units requests in writing to the Company (at least five (5) Business Days prior to the Closing) to receive such letter of transmittal and instructions in advance of the Effective Time, the Company shall send, or shall cause the Paying Agent to send, to each such requesting holder such letter of transmittal and instructions in advance of the Effective Time.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Per Share Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed and duly executed letter of transmittal in the case of certificated shares of Company Stock, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Per Share Consideration in respect of each share of Company Stock represented by such Certificate or Uncertificated Share. Notwithstanding anything to the contrary herein, to the extent a properly completed and duly executed letter of transmittal completed by a holder of Company Stock as of immediately following the Exchange and Redemption and immediately prior to the Effective Time that has been converted into the right to receive the Per Share Consideration is received by the Paying Agent (together with the surrender of a Certificate, if applicable) at least one (1) Business Day prior to the Effective Time, Parent shall cause to be paid out of the Payment Fund (as defined below) the applicable portion of the Merger Consideration to which such holder of Company Stock is entitled as promptly as reasonably practicable following the occurrence of the Effective Time. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such applicable portion of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Company Stock entitled thereto, cash in an amount sufficient to pay the aggregate Merger Consideration (excluding any amounts in respect of any Appraisal Shares) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall, pending its disbursement to the holders of Company Stock entitled thereto, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks reasonably acceptable to the Company; provided that no such investment or losses shall affect the amounts payable to such holders of Company Stock entitled thereto and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to pay the aggregate unpaid Merger Consideration. Earnings from investments, subject to the immediately preceding proviso, shall be paid to and shall be the sole and exclusive property of Parent and the Surviving Corporation and no interest will be paid or accrued for the benefit of any holders of Company Stock entitled to a portion of the Merger Consideration. Except as contemplated by Section 2.03(e) hereof, the Payment Fund shall not be used for any other purpose.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes or fees required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable. Payment of the applicable portion of the Merger Consideration in respect of Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered as of immediately following the Exchange and Redemption and immediately prior to the Effective Time.

(d) From and after the Effective Time, there shall be no further registration of transfers of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent, they shall be canceled and exchanged for the portion of the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Payment Fund that remains undistributed to the former holders of shares of Company Stock entitled thereto one (1) year after the Effective Time shall be returned to Parent, upon demand, and any such former holder of shares of Company Stock who has not exchanged shares of Company Stock for the Per Share Consideration to which they are entitled in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent and the Surviving Corporation for payment of the applicable portion of the Merger Consideration, in respect of such shares of Company Stock without any interest thereon. Notwithstanding the foregoing, Parent and the Surviving Corporation shall not be liable to any holder of shares of Company Stock for any amounts properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.04. Appraisal Shares. Notwithstanding Section 2.02, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock canceled in accordance with Section 2.02(b)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights in respect of such shares in accordance with Delaware Law (such shares being referred to collectively as the “Appraisal Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Per Share Consideration but instead shall be cancelled and the holders thereof shall cease to have any rights with respect thereto other than the right to payment of the appraised value of such shares in accordance with Delaware Law; provided that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Delaware Law, such shares of Company Stock shall be deemed to have been converted as of the Effective Time into the right to receive the Per Share Consideration in accordance with Section 2.02(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Uncertificated Share, as the case may be. The Company shall provide Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands under Delaware Law consistent with the obligations of the Company thereunder. Except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not voluntarily make any payment with respect to, or voluntarily offer to settle or settle, any such demands prior to the Effective Time.

Section 2.05. Withholding Rights. Each of the Paying Agent, Merger Subsidiary, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. The Paying Agent, Merger Subsidiary, the Surviving Corporation and Parent shall consider in good faith any forms or documentation provided by any such Person to obtain exemptions from, or reductions of, any Taxes required to be withheld from payments under this Agreement. If the Paying Agent, Merger Subsidiary, the Surviving Corporation or Parent, as the case may be, withholds any such amounts and properly pays such amounts over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made.

Section 2.06. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of record of the Company Stock formerly represented by that Certificate, or by a Representative of such holder claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such holder of a bond, in such reasonable amount as the Surviving Corporation or Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable portion of the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

The Surviving Corporation

Section 3.01. Certificate of Incorporation. Subject to Section 7.03, at the Effective Time, as a result of the Merger and without any further action on the part of the Company or Merger Subsidiary, the certificate of incorporation of the Surviving Corporation shall remain the certificate of incorporation of the Company as in effect immediately prior to the Effective Time, until thereafter amended as provided therein or by Applicable Law.

Section 3.02. Bylaws. Subject to Section 7.03, at the Effective Time, as a result of the Merger and without any further action on the part of the Company or Merger Subsidiary, the bylaws of the Surviving Corporation shall remain the bylaws of the Company as in effect immediately prior to the Effective Time, until thereafter amended as provided therein or in the certificate of incorporation of the Surviving Corporation or by Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Section 3.04. Company Awards.

(a) Immediately prior to the Effective Time, each In-the-Money Company Stock Option that is outstanding and Vested and each Accelerated Vesting In-the-Money Company Stock Option shall be canceled and converted as of the Closing into the right of the holder thereof to receive, without interest, an amount in cash determined by multiplying (A) the excess of the Per Share Consideration over the Option Exercise Price of such In-the-Money Company Stock Option by (B) the number of shares of Class A Common Stock subject to such In-the-Money Company Stock Option as of immediately prior to the Effective Time. Parent shall cause the Surviving Corporation to pay such amount, through its payroll system and subject to Section 2.05, to the holder of the applicable In-the-Money Company Stock Option at or reasonably promptly after the Effective Time (but in no event later than three Business Days after the Effective Time). Each Company Stock Option that is outstanding as of immediately prior to the Effective Time that is not an In-the-Money Company Stock Option shall be canceled for no consideration.

(b) Immediately prior to the Effective Time, each Vested Company RSU, Vested Company PSU, Accelerated Vesting RSU and Accelerated Vesting PSU that is then outstanding shall be canceled and converted as of the Closing into the right of the holder thereof to receive, without interest, an amount in cash equal to (A) the number of shares of Company Stock subject to the portion of the applicable award related to Vested Company RSUs, Vested Company PSUs, Accelerated Vesting RSUs or Accelerated Vesting PSUs, as applicable, as of immediately prior to the Effective Time multiplied by (B) the Per Share Consideration. Parent shall cause the Surviving Corporation to pay such amount, through its payroll system and subject to Section 2.05, to the holder of the applicable Vested Company RSU, Vested Company PSU, Accelerated Vesting RSU or Accelerated Vesting PSU at or reasonably promptly after the Effective Time (but in no event later than three Business Days after the Effective Time).

(c) Immediately prior to the Effective Time, each Company Award that is then outstanding and not Vested shall be canceled and converted as of the Closing into a Cash Award. Such Cash Award shall remain subject to the same time-vesting terms and conditions that applied to the associated Company Award immediately prior to the Closing, including the requirement of continued service with the Surviving Corporation or its Affiliates through the applicable vesting date or through the end of the original performance period, as applicable, and the applicable cash amounts shall be paid out, without interest and less any applicable tax withholdings, on the next payroll date following the applicable vesting dates, so long as the applicable portion of the Cash Award became or becomes vested prior to the applicable holder’s termination of service with the Surviving Corporation and its Affiliates. Subject to the foregoing, each Cash Award shall be subject to vesting, payment and other terms and conditions that are no less favorable to the holder thereof than the vesting, payment and other terms and conditions that applied to the corresponding award to which it relates as of immediately prior to the Effective Time, and shall comply with Section 409A of the Code, to the extent applicable.

(d) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting, providing for the transactions contemplated by this Section 3.04. The Company shall provide that, following the Effective Time, no holder of any Company Stock Option, Company Restricted Share, Company RSU, Cash Award or Company PSU shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof.

ARTICLE 4

Representations and Warranties of the Company

Subject to Section 11.05, except (a) as disclosed in the Company SEC Documents filed or furnished before the date of this Agreement (so long as such documents are publicly available via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system or have been provided to the Parent at least two (2) days prior to the date of this Agreement and excluding any statements in any “Forward-Looking Statements” or “Risk Factors” sections or any other disclosures contained therein to the extent that such statements are cautionary, predictive or forward-looking in nature, but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statement), it being understood that any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 4.01, Section 4.02, Section 4.04, Section 4.05, Section 4.24, Section 4.25, or Section 4.26 or (b) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01. Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(b) The Company has all corporate powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company is duly qualified to do business as a foreign corporation and (where applicable and recognized) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Complete and correct copies of the certificate of incorporation and bylaws of the Company, each as amended to the date of this Agreement, have been made available through filings with the SEC. Each of the foregoing documents is in full force and effect and the Company is not in violation of any of the foregoing documents in any material respects.

Section 4.02. Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby are within the Company’s corporate powers and authority and, except for the Company Stockholder Approval, have been duly and validly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the approval and adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby (the “Company Stockholder Approval”) and (other than the filing of the certificate of merger) no other corporate action is necessary to approve or adopt this Agreement or any other Transaction Document or consummate the Merger or the other transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by the Company and assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to such enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved and declared advisable this Agreement, the Transaction Documents and the transactions contemplated hereby (including the Merger) and thereby, and (iii) resolved, subject to Section 6.03, to recommend adoption of this Agreement by its stockholders (such recommendation in the preceding clause (iii), the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way, as of the date hereof.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and competition, merger control, antitrust, foreign direct investment or similar Applicable Law of any jurisdiction outside of the United States (“Foreign Regulatory Laws”), (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws (including the filing with the SEC of the Proxy Statement), (d) compliance with any applicable rules of the NASDAQ, (e) the filing of the CFIUS Notice, (f) any required filings or notifications to the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”) required under Section 122.4 of the International Traffic in Arms Regulations (“ITAR”) and (g) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or similar organizational documents of any of the Company’s Subsidiaries, (b) assuming compliance with the matters referred to in

Section 4.03 and assuming the representations and warranties in Section 5.09 are true and correct, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of or under any Material Contract or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization.

(a) The authorized capital stock of the Company consists of 1,500,000,000 shares of Class A Common Stock, 300,000,000 shares of Class B Common Stock, and 200,000,000 shares of Preferred Stock, $0.001 par value per share, of the Company (“Company Preferred Stock”). As of 5:00 p.m., New York City time, on November 4, 2021 (the “Reference Time”), there were (i) 182,886,389 shares of Class A Common Stock outstanding (which number includes an aggregate of 16,565 outstanding Company Restricted Shares), (ii) 254,297,067 shares of Class B Common Stock outstanding, (iii) an aggregate of 717,082 shares of Class A Common Stock subject to outstanding Company Stock Options, (iv) an aggregate of 12,879,039 shares of Class A Common Stock subject to outstanding Company RSUs, (v) an aggregate of 1,783,862 shares of Class A Common Stock subject to outstanding Company PSUs (assuming maximum performance with respect to applicable performance goals), (vi) no shares of Company Preferred Stock outstanding, (vii) 263,004,007 OpCo Units (including Class A Units and Management Incentive Units and excluding, for the avoidance of doubt, OpCo Units held by the Company or its Subsidiaries) exchangeable for 262,198,491 shares of Class A Common Stock pursuant to the OpCo LLC Agreement at a value of $26 per share of Class A Common Stock, and (viii) no shares of Class A Common Stock and no shares of Class B Common Stock issued and held in treasury of the Company. As of the Reference Time, there were 437,183,456 Class A Units outstanding (including, for the avoidance of doubt, Class A Units held by the Company or its Subsidiaries) and 8,706,940 Management Incentive Units outstanding. Since the Reference Time, neither the Company nor OpCo LLC has issued any securities (including derivative or convertible securities) except for (A) shares of Class A Common Stock issued in exchange for OpCo Units pursuant to the OpCo LLC Agreement, (B) shares of Class A Common Stock issued upon exercise of Company Stock Options or settlement of Company RSUs or Company PSUs in accordance with the terms there of and the Company Stock Plans, and (C) any issuances permitted by Section 6.01.

(b) All outstanding shares of Company Stock and OpCo Units have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or any similar right pursuant to any provision of Applicable Law or Contract to which the Company or any of its Subsidiaries is a party or otherwise bound. None of the outstanding shares of Company Stock and OpCo Units have been issued in violation of any foreign, federal or state securities laws.

(c) Section 4.05(c) of the Company Disclosure Letter sets forth a complete and correct list of the outstanding Management Incentive Units and Company Awards as of the Reference Time, including (i) the name of the holder of such Management Incentive Units and Company Awards, (ii) the number of shares of Company Stock subject to the Exchange and Redemption for each outstanding Management Incentive Unit or issuable in respect of each grant of a Company Award, (iii) the date on which such Management Incentive Units or Company Awards were granted, and (iv) the extent to which such Management Incentive Units or Company Awards are vested and the times and extent to which such Company Awards (assuming target level of performance to the extent applicable for Company Awards subject to performance-vesting conditions) are scheduled to become vested thereafter. The value of the Company Cash Right will be no greater than $15,000,000.

(d) Except as set forth in this Section 4.05 and for changes since the Reference Time resulting solely from (i) the exercise of Company Stock Options or settlement of Company RSUs or Company PSUs outstanding at the Reference Time or (ii) the issuance of shares of Class A Common Stock in exchange for OpCo Units (except under the Company Stock Plans and Company ESPP) pursuant to the OpCo LLC Agreement, there are no issued, reserved for issuance or outstanding: (A) shares of capital stock or other voting securities of or ownership interests in the Company or OpCo LLC, (B) securities of the Company or OpCo LLC convertible into or exchangeable for securities of or ownership interests in the Company or OpCo LLC, (C) warrants, calls, commitments, options or other rights to acquire from the Company or OpCo LLC, or other obligation of the Company or OpCo LLC to issue or sell, any capital stock, securities or securities convertible into or exchangeable for capital stock or securities of the Company or OpCo LLC, or (D) restricted shares, stock appreciation rights, performance units, profits interests, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or securities of the Company or OpCo LLC (the items in clauses (A) through (D) being referred to collectively as the “Company Securities”). Neither the Company nor any of its Subsidiaries is a party to any voting agreement, voting trusts, stockholders agreements, proxies or other Contracts with respect to any Company Securities. There are no accrued but unpaid dividends with respect to any Company Securities.

(e) Except as set forth in this Section 4.05, no (i) shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries.

(a) Section 4.06(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company and its place and form of organization.

(b) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the

Company. Each such Subsidiary of the Company is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests. Except as set forth on Section 4.06 of the Company Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company, since October 21, 2020 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”), each of which complied as to form and substance in all material respects with the published rules and regulations of the SEC with respect thereto, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act.

(b) No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing or, as of the date each such filing became effective), each Company SEC Document did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, to the knowledge of the Company, no Company SEC Document is the subject of ongoing SEC review.

(d) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in compliance with Rule 13a-15 under the 1934 Act, designed disclosure controls and procedures to ensure reliability of the Company’s financial reporting, including that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and disclosed, to the Company’s auditors and the audit committee of the Company’s Board of Directors. The Company, based on its most recent evaluations of internal controls prior to the date hereof, has not identified (i) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and/or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

(e) Since October 21, 2020, the Company and its Subsidiaries have established and maintained a system of disclosure controls and procedures sufficient to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(f) Since October 21, 2020, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated quarterly financial statements (in each case, including the related notes) of the Company included or incorporated by reference in the Company SEC Documents in all material respects (i) have been prepared in conformity with GAAP applied on a consistent basis for the periods then ended (except as may be indicated in the notes thereto) and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except, in the case of any unaudited quarterly financial statements with respect to clause (i) or (ii), as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal year-end audit adjustments, none of which would be material individually or in the aggregate to the Company and its consolidated Subsidiaries taken as a whole).

Section 4.09. Disclosure Documents. The information supplied by the Company for inclusion in the preliminary proxy statement, or any amendment or supplement thereto, in connection with the Merger and the other transactions contemplated by this Agreement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and any amendments or supplements thereto, at the time of any distribution or dissemination thereof and at the time of the Company Stockholder Approval, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent and Merger Subsidiary or any of their Representatives or advisors (in their capacities as such) specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes.

(a) From the Company Balance Sheet Date until the date hereof, (i) except for events giving rise to and the discussion and negotiation of this Agreement, for actions taken in connection with the transactions contemplated by the Business Sale Agreement, or for COVID-19 Actions taken reasonably and in good faith, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business, and (ii) there has not been any event, occurrence, development of a state of circumstances or facts that has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From the Company Balance Sheet Date until the date hereof, except for events giving rise to and the discussion and negotiation of this Agreement, for actions taken in connection with the transactions contemplated by the Business Sale Agreement or for COVID-19 Actions taken reasonably and in good faith, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), Section 6.01(b), Section 6.01(c), Section 6.01(e), Section 6.01(f), Section 6.01(g), Section 6.01(h) or Section 6.01(l).

Section 4.11. No Undisclosed Material Liabilities. As of the date hereof, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities or obligations incurred pursuant to the terms of this Agreement or the Transaction Documents; (iv) liabilities or obligations that would not be required to be reflected or reserved against in the Company Balance Sheet under GAAP; (v) liabilities or obligations incurred pursuant to the terms of Business Sale Agreement and applicable Local Transfer Agreements made available to Parent; and (vi) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders; Permits.

(a) The Company and each of its Subsidiaries are, and during the last two (2) years have been, in compliance with, and to the knowledge of the Company are not under investigation by any Governmental Authority with respect to, their compliance with Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has in effect all Permits which are material to the Company and its Subsidiaries taken as a whole, and necessary for it conduct its business as presently conducted, except for such Permits the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not an “investment company” under the Investment Company Act of 1940.

(b) There is no Order outstanding or unsatisfied against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Except as set forth in Section 4.12(c) of the Company Disclosure Letter, the Company and its Subsidiaries, and their directors, officers, and employees, and to the knowledge of the Company, any agents acting on their behalf, are and have been in compliance with U.S. and any applicable foreign economic sanctions laws and regulations, including economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Sanctions”) and U.S. and applicable foreign laws and regulations pertaining to export and import controls, including those administered by the U.S. Departments of Commerce and State, and applicable anti-money laundering laws and regulations.

(d) None of the Company or its Subsidiaries, or their directors, officers, or employees, nor to the knowledge of the Company, any agents acting on their behalf, is or has been (i) identified on any Sanctions-related list of restricted or blocked persons; (ii) organized, resident, or located in any country or territory that is itself the subject of Sanctions; or (iii) owned or controlled by any Person or Persons described in clause (i) or (ii).

Section 4.13. Litigation. Except as set forth on Section 4.13 of the Company Disclosure Letter, as of the date hereof, there is no Action pending or, to the knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries in their capacity as such that, if adversely decided in accordance with the plaintiff’s or claimant’s demands, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.14. Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or its Subsidiaries have good title to, or valid leasehold interests in, all Company Real Property, and all other property (other than Intellectual Property) and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, free and clear of all Liens except Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b) The Company has disclosed in the Company SEC Documents a list of all material real property owned by the Company or its Subsidiaries (collectively, the “Owned Real Property”) to the extent required under SEC rules and regulations. The Company or a Subsidiary of the Company has good and valid title to the Owned Real Property free and clear of all Liens, except Permitted Liens and any such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any material portion thereof.

(c) The Company has disclosed in the Company SEC Documents a list of all leased or subleased real property for which the Company or a Subsidiary of the Company is a tenant or subtenant (such real property, the “Leased Real Property”; together with Owned Real Property, the “Company Real Property”) to the extent required under SEC rules and regulations. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each lease or sublease or other occupancy agreement (together with any material amendments, each, a “Material Real Property Lease”) under which the Company or any of its Subsidiaries leases, subleases, or otherwise uses or occupies any such Leased Real Property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Real Property Lease, and neither the Company nor any of its Subsidiaries has received or given any notice in writing that it or a counterparty has breached, violated or defaulted under any Material Real Property Lease where such breach, violation or default remains uncured. Neither the Company nor any of its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property. There is no condemnation proceeding pending or, to the best of the Company’s knowledge, threatened as to any material Company Real Property nor any material casualty which has not been fully restored.

Section 4.15. Intellectual Property.

(a) To the knowledge of the Company, the Company and its Subsidiaries own, have a valid license or sublicense to, or otherwise possess the right to use all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries, free and clear of all Liens (other than Permitted Liens) as currently conducted and material to the business of the Company and its Subsidiaries.

(b) Except as disclosed in Section 4.15(b) of the Company Disclosure Letter, to the knowledge of the Company, as of the date of this Agreement, there are no legal disputes or claims pending alleging infringement, misappropriation or violation of any Intellectual Property rights of any Third Party by the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect on the Company.

(c) To the knowledge of the Company, the business of the Company and its Subsidiaries as currently conducted does not infringe, violate, or misappropriate any Intellectual Property of any Third Party, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as disclosed in Section 4.15(c) of the Company Disclosure Letter, during the two (2) years immediately preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or claim alleging any infringement, violation, or misappropriation, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) To the knowledge of the Company, no Third Party is infringing, violating, or misappropriating any Company Intellectual Property, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(e) Section 4.15(e) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all material Company Registered IP, and internet domain names. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries have paid all maintenance fees and filed all statements of use reasonably necessary to maintain the Company Registered IP (except for items that are abandoned in the ordinary course of business), (ii) to the Knowledge of the Company, the Company Registered IP is valid and enforceable, (iii) none of the Company Registered IP has been adjudged invalid, and (iv) none of the Company Registered IP listed in Section 4.15(e) of the Company Disclosure Letter is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction that challenges its validity or enforceability (other than in connection with the ordinary course prosecution of such Company Registered IP).

(f) Except as would not be reasonably expected to have a Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of the trade secrets and material confidential information (including source code) included in the Company Intellectual Property. To the Company’s knowledge, such trade secrets have not been disclosed to any Third Party, except to the extent that such Third Party is under obligation of confidentiality or for such disclosures that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(g) To the Company’s knowledge, each employee of the Company or any of its Subsidiaries, and each individual who is a consultant or contractor to the Company or any of its Subsidiaries, in each case, who has conceived of or reduced to practice patentable inventions, or has prepared works of authorship, that are material to the business of the Company, on behalf of the Company or its Subsidiary during such individual’s employment by or consulting or contracting relationship with the Company or any of its Subsidiaries, has signed a written agreement pursuant to which the employee, contractor, or consultant, as applicable, assigns all rights, title and interest in and to any inventions and the Intellectual Property therein to the Company or any of its Subsidiaries. To the Company’s knowledge, except as disclosed in Section 4.15(g), no present or former employee, officer, director, agent, outside contractor or consultant of the Company and its Subsidiaries holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Intellectual Property used in the Company’s business.

(h) Except as would not be reasonably expected to have a Material Adverse Effect, (i) neither the Company, its Subsidiaries, nor any other Person acting on behalf of the Company and its Subsidiaries, have disclosed or delivered to any other Person, or permitted the disclosure or delivery from any escrow agent or other Person, of any source code of the Proprietary Software, and (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or its Subsidiaries, or any Person acting on behalf of the Company or its Subsidiaries, of any source code of the Proprietary Software.

(i) The Company or one of its Subsidiaries maintain (i) machine readable copies of the Proprietary Software, (ii) reasonably complete technical documentation or user manuals for material releases or versions thereof currently in use by the Company and its Subsidiaries, currently made available to the Company’s and its Subsidiaries’ customers, or currently supported by the Company and its Subsidiaries, and (iii) at least one copy of the source code of the Proprietary Software.

(j) Except as would not be reasonably expected to have a Material Adverse Effect, the Proprietary Software does not contain any computer code, defects or other mechanisms which (i) disrupt or harm in any way such Proprietary Software’s operation, or cause the Proprietary Software to damage or corrupt any Information Systems of the Company or its Subsidiaries or that of its customers, or (ii) permit any Person to access the Proprietary Software without authorization. Except as would not be reasonably expected to have a Material Adverse Effect, (A) the Proprietary Software complies with any applicable warranty or contractual commitment relating to the use, functionality, or performance of the Proprietary Software, and there are no pending or, to the Company’s knowledge, threatened claims alleging any such failure, and (B) to the Company’s knowledge, there exist no technical problems with any Proprietary Software that adversely affect the performance of such Proprietary Software or cause such products to fail to substantially conform to their written specifications other than routine software bugs and/or glitches that may be promptly remedied in the ordinary course of the business of the Company and its Subsidiaries.

(k) To the knowledge of the Company, and except as would not reasonably be expected to have a Material Adverse Effect on the Company, no Proprietary Software incorporates, is comprised of, or is distributed with, any “open source software” or is otherwise subject to the provisions of any “open source” or third party license agreement, that would reasonably be expected to require or condition the use or distribution of the Proprietary Software or a portion thereof on the disclosure, licensing, or distribution of any source code for any portion of the Proprietary Software or otherwise impose an obligation on the Company and its Subsidiaries to distribute any Proprietary Software on a royalty-free basis.

Section 4.16. Taxes.

(a) The Company and each of its Subsidiaries has timely filed all income and other material Tax Returns required to be filed by any of them, and each such Tax Return (taking into account all amendments thereto) is true, correct and complete in all material respects (insofar as it reflects the ultimate liability for Taxes due) and has been prepared in substantial compliance with all Applicable Laws.

(b) The Company and each of its Subsidiaries has (i) paid all material amounts of Taxes that have become due and payable by each of them, regardless of whether such Taxes are required to be reflected on any Tax Return and (ii) withheld and paid all material Taxes required to have been withheld and paid by each of them in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) There is no (i) claim for material amounts of Taxes being asserted or assessed against the Company or any Subsidiary by any Governmental Authority that has not been fully paid or otherwise fully resolved, (ii) to the knowledge of the Company, material audit of any Tax Return of the Company or any Subsidiary pending or being conducted by a Governmental Authority, (iii) extension of any statute of limitations on the assessment of any material amount of Taxes granted by the Company or any Subsidiary currently in effect (other than pursuant to extensions of time to file Tax Returns automatically granted), (iv) agreement with a Governmental

Authority to any extension of time for filing any material Tax Return which has not been filed (other than extensions of time for filing automatically granted), or (v) Lien for Taxes on any of the assets of the Company or any of its Subsidiaries other than any Permitted Liens. No written claim has been received on or after January 1, 2019 by the Company or any of its Subsidiaries from any Governmental Authority in a jurisdiction that has not been resolved where neither the Company nor any Subsidiary files Tax Returns asserting that the Company or any Subsidiary is required to file a material Tax Return with that jurisdiction or that the Company or any Subsidiary is liable for any material amount of Tax or is required to collect and withhold any material amount of Tax.

(d) Neither the Company nor any Subsidiary (i) is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement or (ii) has any liability or potential liability to another party under any such agreement, in each case other than (y) agreements entered into in the ordinary course of business and the primary purpose of each of which does not relate to Taxes, and (z) agreements the only parties of which are the Company and/or one or more of its Subsidiaries.

(e) Neither the Company nor any Subsidiary has participated in, or is currently participating in, any “listed transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or under a corresponding or similar provision of state, local, or foreign law (other than a “loss transaction” as described in Treasury Regulation Section 1.6011-4(b)(5)).

(f) Neither the Company nor any Subsidiary or any predecessor of the Company or any Subsidiary (i) has since December 31, 2017, been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company (or any Subsidiary of the Company) was not the ultimate parent or (ii) has, to the knowledge of the Company, any actual unpaid liability for the Taxes of any person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, or by contract, in each case other than pursuant to or arising from (y) agreements entered into in the ordinary course of business and the primary purpose of each of which does not relate to Taxes and (z) the Company or any Subsidiary being a member of a consolidated, combined, unitary and/or aggregate group prior to December 31, 2017 that included Intel Corporation and its affiliates.

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any “closing agreement” described in Section 7121 of the Code (or any corresponding provision of Applicable Law) or other written agreement with a Taxing Authority regarding Taxes or Tax matters or (ii) has requested or received any Tax ruling, in either case that would have continuing effect after the Closing Date.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481 of the Code (or any corresponding or similar provision of Applicable Law), in each case prior to Closing; (ii) installment sale or open transaction disposition made or prepaid amount received prior to the Closing, in each case, other than amounts received in the ordinary course of business; (iii) intercompany transaction entered into prior to the Closing or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of Applicable Law) relating to transactions occurring prior to the Closing; (iv) gain recognition agreement under Section 367 of the Code (or any corresponding provision of Applicable Law); or (v) election under Section 965(h) of the Code (or any corresponding provision of Applicable Law) made in a period or portion thereof ending on or prior to the Closing Date.

(i) Neither the Company nor any of its Subsidiaries (i) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has had an office or fixed place of business in a country outside of the jurisdiction of its incorporation or organization, or (ii) is resident for Tax purposes in a country outside of its jurisdiction of incorporation or organization.

(j) The Company and its Subsidiaries have complied in all material respects with all Applicable Laws related to transfer pricing.

(k) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of the Closing.

(l) Either (i) 50% or more of the value of the gross assets of OpCo LLC does not consist of U.S. real property interests within the meaning of Section 897 of the Code and the Treasury Regulations thereunder or (ii) 90% or more of the value of the gross assets of OpCo LLC does not consist of U.S. real property interests plus cash or cash equivalents, within the meaning of Treasury Regulations Section 1.1445-11T(d)(2).

(m) Each of OpCo LLC and McAfee Finance 2, LLC is classified as a partnership for U.S. federal income tax purposes and has in effect a valid election under Section 754 of the Code.

(n) Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.16 and, to the extent expressly referring to Code sections, Section 4.17 are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

Section 4.17. Employee Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each material Employee Plan, provided, however, that in each case, to the extent there exist certain forms of agreements or arrangements that would constitute Employee Plans, the Company shall be required to list only the forms of such agreements or arrangements in lieu of all individual agreements or arrangements that follow such forms in all material respects. “Employee Plan” means each Benefit Plan that is maintained, administered, contributed to or sponsored by, or required to be maintained, administered, contributed to or sponsored by, the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability (contingent or otherwise), other than (i) any Business Benefit Plan, (ii) any Multiemployer Plan, and (iii) any plan, policy, program, arrangement or understanding maintained or sponsored by any Governmental Authority.

(b) The Company has delivered or made available to Parent true and complete copies of the following with respect to each material Employee Plan disclosed on Section 4.17(a) of the Company Disclosure Letter, to the extent applicable: (i) a current copy (or, to the extent that the Employee Plan is not written, a written summary of material terms) of the current plan documents and any related adoption agreement, insurance contracts, policies and certificates of coverage, and trust agreement(s); (ii) the most recent summary plan description; (iii) the most recently filed Form 5500 and attached schedules, including audited financial statements; and (iv) any non-routine correspondence with, and all filings, records and notices concerning audits or investigations by, any Governmental Authority during the past two (2) years.

(c) None of the Employee Plans are, and neither the Company nor any of its ERISA Affiliates has sponsored, maintained or contributed to, or has in the past six (6) years been required to contribute to, or has any liability (contingent or otherwise) with respect to, any employee benefit plan that is or was (i) subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (ii) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), (iii) a “multiple employer plan” as defined in Section 3(40) of ERISA, (iv) a plan maintained in connection with a trust described in Section 501(c)(9) of the Code, or (v) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d) Each US Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter, is established on a pre-approved form of plan document that is the subject of a favorable advisory or opinion letter, or has pending or has time remaining in which to file an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, nothing has occurred that could reasonably be expected to cause the loss of such qualification. The Company has made available to Parent copies of the most recent Internal Revenue Service determination, advisory, or opinion letter with respect to each such US Plan.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Employee Plan has been established, administered and maintained in compliance with its terms and with the requirements prescribed by Applicable Law, including ERISA and the Code (to the extent applicable) and (ii) the Company and its Subsidiaries have complied with all applicable requirements in all material respects with respect to each plan, policy, program, arrangement or understanding maintained or sponsored by any Governmental Authority to which the Company or any of its Subsidiaries is required to contribute.

(f) Except as required by Applicable Law, set forth in Section 4.17(f) of the Company Disclosure Letter, or expressly provided in this Agreement or any collective bargaining agreement, works council or other Contract with a labor union or employee organization, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any employee or independent contractor of the Company or any of its Subsidiaries to additional benefits, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable pursuant to, any Employee Plan, or (iii) trigger any payment or entitlement that constitutes, or cause any payment or entitlement that was previously paid or provided to constitute, a “parachute payment” within the meaning of Section 280G of the Code.

(g) No Person is entitled to receive any additional payment (including any tax gross up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes by Section 4999 of the Code or any Taxes imposed by Section 409A of the Code.

(h) Neither the Company nor any of its Subsidiaries has any current or anticipated liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) benefits in the nature of severance pay with respect to one or more of the employment agreements (or forms thereof) identified on Section 4.17(a) of the Company Disclosure Letter or (ii) coverage or benefits as required under Section 4980B of the Code or any other Applicable Law or any collective bargaining agreement, works council or other Contract with a labor union or employee organization.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no action, suit, investigation, audit or proceeding pending against or, to the knowledge of the Company, threatened in writing against, any Employee Plan before any Governmental Authority, other than routine claims for benefits.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each International Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Law (including any special provisions relating to qualified plans in a jurisdiction where such plan was intended so to qualify) and in good standing with applicable regulatory authorities.

Section 4.18. Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement with a labor union or labor organization with respect to employees, other than as set forth on Section 4.18(a) of the Company Disclosure Letter and other than collective bargaining or similar agreements entered into or applicable on the national and/or sector level including with the applicable joint committee.

(b) Except as set forth in Section 4.18(b) of the Company Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof there is no (i) to the knowledge of the Company, activity or proceeding by a labor union or labor organization or representative thereof to organize any employees of the Company or any of its Subsidiaries; (ii) lockout, strike, work slowdown, work stoppage or threat thereof by employees of the Company or any of its Subsidiaries; or (iii) unfair labor practice charges pending before any Governmental Authority or other material grievances or collective bargaining disputes.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries is in compliance with all Applicable Laws respecting employment, discrimination in employment, harassment or abuse in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants as well as eligibility of employees for overtime pay), wages, hours, occupational safety and health, and employment practices.

(d) During the past three (3) years, to the knowledge of the Company, no claims of or Actions for sexual harassment or sexual misconduct have been made against: (i) any officer or director of the Company in his or her capacity as an officer or director of the Company, or (ii) any executive or management employee of the Company at the level of Vice President or above in his or her capacity as an employee of the Company.

Section 4.19. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with Applicable Law, (ii) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (iii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy and (iv) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 4.20. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) as of the date hereof, (x) no action, claim, suit or proceeding is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has violated or has any liability under any Environmental Law, and (y) there is no judgment, decree, injunction or order of any Governmental Authority issued under any Environmental Law outstanding against the Company or any of its Subsidiaries;

(b) the Company and its Subsidiaries are and, since January 1, 2021, have been in compliance with all Environmental Laws, which compliance includes possessing and complying with all Permits required for their operations as presently operated;

(c) to the knowledge of the Company, there has been no Release of any Hazardous Substance by the Company or any of its Subsidiaries on any real property now or formerly owned, leased or operated by the Company or any of its Subsidiaries, which such release has resulted in any unresolved obligation to conduct any investigatory or remedial action under any Environmental Law; and

Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.20 are the sole and exclusive representations and warranties of the Company regarding matters arising under Environmental Laws.

Section 4.21. Material Contracts.

(a) Except for this Agreement, any Employee Plans and the Contracts filed as exhibits to the Company SEC Documents that are available as of the date of this Agreement, Section 4.21(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or which bind their respective properties or assets, and except as provided in this Section 4.21(a), to the extent that any such Contract is to be performed in whole or in part or is a Contract under which the Company or its Subsidiaries has any material obligations after the date hereof:

(i) each Contract that involves performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, that provided for payments to the Company or any of its Subsidiaries of $6,000,000 or more in the Company’s fiscal year ended December 26, 2020, or is reasonably expected to result in such payments in the Company’s current fiscal year, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 120 days’ notice without liability, payment or ongoing obligation on the part of the Company or any of its Subsidiaries;

(ii) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, and that provided for payments by the Company of $6,000,000 or more in the Company’s fiscal year ended December 26, 2020, or is reasonably expected to result in such payments in the Company’s current fiscal year, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 120 days’ notice or in connection with an annual renewal without liability, payment or ongoing obligation on the part of the Company or any of its Subsidiaries;

(iii) each Contract that contains any provisions restricting the Company or any of its Subsidiaries from competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, is reasonably expected to have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, except for such restrictions that are not material to the Company or its Subsidiaries, taken as a whole;

(iv) each material Contract that (A) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, would reasonably be expected to have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation to any Third Party with respect to any product, service or Company Intellectual Property, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v) each material Contract pursuant to which the Company or any of its Subsidiaries is granting or is granted any license to Intellectual Property (other than nonexclusive licenses granted in the ordinary course of business), except for (a) Contracts with current and former employees, contractors, or consultants of the Company or any of its Subsidiaries, (b) nondisclosure agreements, (c) licenses for open source software, (d) non-exclusive licenses to available commercial software and (e) any other agreements that are not material to the Company and its Subsidiaries, taken as a whole;

(vi) each Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an available principal amount (whether or not such available principal amount is outstanding) not exceeding $6,000,000 or (B) between or among any of the Company and its Subsidiaries;

(vii) each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) extensions of credit in the ordinary course of business and (B) investments in marketable securities in the ordinary course of business;

(viii) each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business or the assets or properties of any business (whether by merger, sale of shares, sale of assets or otherwise) for consideration in excess of $10,000,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(ix) each partnership, joint venture or other similar Contract or arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(x) each Contract between the Company or any of its Subsidiaries, on the one hand, and any current director or officer of the Company or any Person (or any of their Affiliates) beneficially owning five percent or more of the Company Stock or OpCo Units, on the other hand, except for any commercial Contracts entered into on arm’s length terms in the ordinary course of businesses and except for any Employee Plans;

(xi) each Contract entered into since January 1, 2021 in connection with the settlement or other resolution of any Action under which the Company or any of its Subsidiaries have any material continuing obligations, liabilities or restrictions, or that involved payment (or an obligation to make a payment) by the Company or any of its Subsidiaries of more than $6,000,000;

(xii) each Contract or agreement with any Governmental Authority under which the Company or any of its Subsidiaries received payments in excess of $6,000,000 in the Company’s fiscal year ended December 26, 2020, or is reasonably expected to result in such payments in the Company’s current fiscal year;

(xiii) each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act; and

(xiv) each Contract that commits the Company or its Subsidiaries to enter into any Contracts of the types described in the foregoing clauses (i) through (xiv).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, as of the date hereof, each Contract filed as an exhibit to the Company SEC Documents or required to be disclosed in Section 4.21(a) of the Company Disclosure Letter or of such type entered into after the date of this Agreement (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by any party thereto, except for such breaches and defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.22. Channel Partners and Suppliers. Section 4.22(a) of the Company Disclosure Letter lists the ten (10) largest channel partners (including OEMs, retailers, resellers, search providers, distributors, service providers and the like) of the Company and its Subsidiaries (which are comprised of (y) the top four (4) OEMs determined on the basis of aggregate payments to such OEMs over the fiscal year ended December 26, 2020 and (z) the top six (6) channel partners determined on the basis of aggregate bookings recognized by the Company and its Subsidiaries over the fiscal year ended December 26, 2020 without regard to the OEMs set forth in clause (y), in each case, excluding payments or bookings, as applicable, related to the Business (as defined in the Business Sale Agreement)) (each, a “Major Channel Partner”). Section 4.22(b) of the Company Disclosure Letter lists the ten (10) largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the fiscal year ended December 26, 2020, excluding purchases related to the Business (as defined in the Business Sale Agreement)) (each, a “Major Supplier”). Except as would not reasonably be expected to have a Material Adverse Effect, (i) as of the date of this Agreement, the Company has not received any notice in writing from any Major Channel Partner or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries, (ii) no Major Channel Partner is authorized to distribute products or services of the Company on an exclusive basis, whether in an exclusive field, territory, region or market and (iii) the Company may terminate the authority of any Major Channel Partner to resell and distribute any products or services of the Company under a Material Contract upon 90 days’ notice or less (without cost or penalty to the Company). Except as set forth on Section 4.22(a) of the Company Disclosure Letter, each Major Channel Partner has entered into a Material Contract with the Company or one of its Subsidiaries.

Section 4.23. Anti-Corruption. Since April 3, 2017, the Company and its Subsidiaries, and, to the knowledge of the Company, any directors, officers, employees, and agents of the Company and its Subsidiaries and any other persons acting for or on behalf of the Company or its Subsidiaries (in their capacity as such), have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, and any other Applicable Law relating to corruption or bribery (collectively, “Anti-Corruption Laws”). To the knowledge of the Company, since April 3, 2017, there have been no voluntary disclosures or Actions against the Company or its Subsidiaries or any of their respective directors, officers, employees, or agents or any other person acting for or on behalf of the Company or its Subsidiaries (in their capacity as such) relating to any Anti-Corruption Laws. The Company and its Subsidiaries maintain policies and procedures reasonably designed to ensure compliance with any Anti-Corruption Laws.

Section 4.24. Finders’ Fees. Except for Goldman Sachs & Co. LLC (“Goldman”) and Morgan Stanley & Co. LLC (“Morgan Stanley”), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. The Company has made available to Parent a full, complete and unredacted copy of all Contracts (a) between the Company or any of its Subsidiaries, on the one hand, and Goldman, on the other hand, and (b) between the Company or any of its Subsidiaries, on the one hand, and Morgan Stanley, on the other hand.

Section 4.25. Opinion of Financial Advisor. The Company has received the opinion of Goldman, financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in Goldman’s written opinion, the Per Share Consideration to be received by the holders of shares of Company Stock (other than Parent, Snowlake Investment Pte Ltd, and their respective Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders (the “Fairness Opinion”). A signed copy of the Fairness Opinion has been made available to Parent for information purposes only on a non-reliance basis promptly after the execution of this Agreement.

Section 4.26. Antitakeover Statutes. Assuming the representations and warranties in Section 5.09 are complete and correct, the Board of Directors of the Company has adopted all such resolutions, and the Company has taken all action, necessary to exempt this Agreement, the Transaction Documents, the Merger and the other transactions contemplated hereby and thereby from any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other anti-takeover provision set forth in Delaware Law or other applicable Law (each, a “Takeover Statute”).

Section 4.27. Information Systems, Privacy and Data Security.

(a) To the Company’s knowledge, the Company or a Subsidiary of the Company lawfully owns, leases or licenses all Information Systems material to the conduct of the business of the Company and its Subsidiaries. To the Company’s knowledge and except as would not be reasonably expected to have a Material Adverse Effect, the Company or a Subsidiary of the Company will continue to have such rights immediately after the Closing. To the Company’s knowledge, in the last two (2) years, there has been no failure or other substandard performance of any such Information System that has caused a material disruption to the Company or its Subsidiaries.

(b) To the knowledge of the Company, the Company and its Subsidiaries are, and have within the past four (4) years been in all material respects in compliance with all applicable Privacy Obligations to which the Company and its Subsidiaries are bound. The Company and its

Subsidiaries have implemented and maintain a comprehensive information security program (“Security Program”) comprising industry standard administrative, physical and technical safeguards that are designed to protect the security, confidentiality, integrity and availability of the Information Systems in a manner reasonably appropriate to the size and scope of the Company and the Personal Data it Processes. Except as would not be reasonably expected to have a Material Adverse Effect, the Security Program includes policies with industry standard provisions designed to protect the Information Systems from any “malware,” “back door,” “ransomware,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed to disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, either automatically, with the passage of time or upon command by any person (collectively, “Malicious Code”). Except as would not be reasonably expected to have a Material Adverse Effect (i) there has not been any failure or malfunction of the Information Systems, and (ii) the Information Systems are and have been within the past four (4) years free of Malicious Code. As of the date of this Agreement and to the Knowledge of the Company, the Information Systems are free of any Malicious Code that is not currently cataloged, tracked and segregated by the Company’s research and development personnel in a controlled environment within the Company’s Information Systems.

(c) To the knowledge of the Company, neither the Company nor its Subsidiaries have, within the last two (2) years, experienced any material Security Incident. To the knowledge of the Company, there are and have been no actions, suits or proceedings (including any inquiry, investigation or enforcement action of any Governmental Authority) pending or overtly threatened within the last two (2) years against the Company or the Subsidiaries with respect to the Company’s or its Subsidiaries’ privacy, security or data protection practices, including any violations of Privacy Obligations or the Security Program, and to the Knowledge of the Company, there is no reasonable basis for such proceedings.

(d) Except as would not be reasonably expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries, and to the knowledge of the Company, all vendors, processors, and other third parties Processing Personal Data collected and/or Processed by or for the Company or its Subsidiaries and any third party sharing Personal Data with the Company or its Subsidiaries (collectively, “Data Partners”) comply and have complied in all material respects with each of their Privacy Obligations, and (ii) the Company and its Subsidiaries have and have had agreements in place with all Data Partners with whom the Company or its Subsidiaries share or receive Personal Data, which agreements materially comply with all applicable Privacy Obligations. The consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Privacy Obligations in any material respect, and the Company is not subject to any Privacy Obligations that would prohibit the Processing of Personal Data by Parent and Merger Subsidiary in the manner in which such Personal Data is Processed, prior to the Closing in any material respect. The Company has made available to Parent true, correct and complete copies of all material Privacy Policies. The Company and its Subsidiaries have at all times within the last three (3) years presented a Privacy Policy to individuals prior to the collection of any Personal Data, and all Privacy Policies are and at all times have been accurate, consistent and complete in all material respects and not misleading or deceptive (including by omission) in any material respect.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have and have had a valid legal basis for Processing Personal Data, (ii) the Company and its Subsidiaries have appropriate internal privacy documentation and procedures to be able to demonstrate compliance with the data processing principles as set out in the GDPR including maintaining a record of Personal Data Processing activities under their responsibility, and (iii) the Company and its Subsidiaries have not transferred or permitted the transfer of Personal Data originating in the European Economic Area (“EEA”) or United Kingdom (“UK”) outside the EEA or UK, except where such transfers have materially complied with the requirements of the Privacy Obligations.

ARTICLE 5

Representations and Warranties of Parent and Merger Subsidiary

Parent and Merger Subsidiary jointly and severally represent and warrant to the Company that:

Section 5.01. Corporate Existence and Power.

(a) Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of Merger Subsidiary.

(b) Parent has heretofore made available to the Company complete and correct copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary as currently in effect.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and, except for the required approval of Parent, as the sole stockholder of Merger Subsidiary, have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and Foreign Regulatory Laws, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (d) filing of the CFIUS Notice and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent, and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Disclosure Documents. The information supplied by Parent or Merger Subsidiary for inclusion in the Proxy Statement and any amendments or supplements thereto, at the time of any distribution or dissemination thereof and at the time of the Company Stockholder Approval, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives or advisors (in their capacities as such) specifically for use or incorporation by reference therein.

Section 5.06. Litigation. There are no Actions pending or, to the knowledge of Parent and Merger Subsidiary, threatened against Parent, Merger Subsidiary or any of their respective Affiliates, other than any such action that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, and none of Parent, Merger Subsidiary nor any of their respective Affiliates is a party to or subject to the provisions of any Order which would reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.07. Financing.

(a) On or prior to the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted solely for confidential provisions related to fees, “flex” terms and “securities demand” terms, none of which could affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing to be funded for the transactions contemplated by this Agreement, in each case as contemplated by such Debt Commitment Letter in any respect), dated as of the date of this Agreement, by and among the Debt/Preferred Equity Financing Sources party thereto and Parent, providing for debt financing as described therein (together with all exhibits, schedules and annexes thereto and the related fee letters, the “Debt Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt/Preferred Equity Financing Sources party thereto have agreed to lend the amounts set forth therein (the “Debt Financing”). On or prior to the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the fully executed preferred equity commitment letter, together with any related fee letters (in the case of the fee letters, redacted solely for confidential provisions related to fees, none of which could affect the conditionality, enforceability, availability, termination or aggregate liquidation preference of the Preferred Equity Financing to be funded for the transactions contemplated by this Agreement, in each case as contemplated by such Preferred Equity Commitment Letter in any respect), dated as of the date of this Agreement, by and among the Debt/Preferred Equity Financing Sources party thereto and an indirect parent of Parent (the “Preferred Equity Issuer”), providing for preferred equity financing as described therein (together with all exhibits, schedules and annexes thereto and the related fee letters, the “Preferred Equity Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt/Preferred Equity Financing Sources party thereto have agreed to purchase the amounts set forth therein in the form of preferred equity (the “Preferred Equity Financing”, together with the Debt Financing, the “Debt/Preferred Equity Financing”).

(b) On or prior to the date of this Agreement, Parent has delivered to the Company true, complete and correct copies of the fully executed equity commitment letters dated as of the date of this Agreement (together with all exhibits, schedules and annexes thereto, the “Equity Commitment Letters” and, together with the Debt Commitment Letter and the Preferred Equity Commitment Letter, the “Commitment Letters”), by and between certain Affiliates of each of Advent International Corporation, Canada Pension Plan Investment Board, Crosspoint Capital Partners L.P., Permira Advisers LLC, Abu Dhabi Investment Authority (each, a “Sponsor”) and Parent, pursuant to which such Sponsor has agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein (the “Equity Financing” and, together with the Debt/Preferred Equity Financing, the “Financing”). Each Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to enforce, such Equity Commitment Letter subject to the terms and conditions thereof. On or prior to the execution of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the fully executed Contribution and Subscription Agreement by and among Snowlake Investment Pte Ltd, Parent and the other parties thereto dated as of the date of this Agreement.

(c) As of the date of this Agreement, the Commitment Letters are in full force and effect and constitute the valid, binding and enforceable obligation of Parent, the Preferred Equity Issuer and Sponsors, as applicable, and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). There are no conditions precedent related to the funding of the full amount of the Debt/Preferred Equity Financing or Equity Financing, as

applicable, other than the conditions precedent expressly set forth in the applicable Commitment Letter. As of the date of this Agreement, the Commitment Letters have not been amended or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect, and except as expressly permitted under Section 7.05, no such termination, reduction, withdrawal or rescission is contemplated by Parent, the Preferred Equity Issuer or Sponsors or, to its knowledge, any other party thereto. As of the date of this Agreement, neither Parent nor the Preferred Equity Issuer is in default of or breach under the terms and conditions of any of the Commitment Letters, and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition on the part of Parent or the Preferred Equity Issuer under the terms and conditions of any of the Commitment Letters.

(d) As of the date of this Agreement, assuming the conditions to Closing set forth in Sections 9.01 and 9.02 are satisfied and the completion of the Marketing Period, Parent and Merger Subsidiary have no reason to believe that (i) any of the conditions precedent expressly set forth in the Commitment Letters that are within their control will not be satisfied at Closing or (ii) the Financing in the aggregate amounts contemplated by the Commitment Letters will not be available to Parent on the Closing Date. Parent acknowledges that Parent’s obligations under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s (including, for the avoidance of doubt, Parent or any of its Subsidiaries) ability to obtain the Equity Financing or Debt/Preferred Equity Financing for the consummation of the transactions contemplated hereby.

(e) There are no side letters, understandings or other agreements or arrangements of any kind relating to any of the Commitment Letters or the Financing that could reasonably be expected to adversely affect conditionality, availability or amount of the Financing contemplated by the Commitment Letters. Parent or an Affiliate of Parent on its behalf has fully paid any and all commitments or other fees and amounts required by the Commitment Letters to be paid on or prior to the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date.

(f) The Financing, when funded in accordance with the Commitment Letters (including after given effect to any “flex” provisions), will provide Parent at the Effective Time with cash proceeds, together with any cash and cash equivalent then on hand at the Company and its Subsidiaries, in an amount (such amount, the “Required Amount”) sufficient to enable Parent to consummate the Merger pursuant to the terms of this Agreement, including to pay the Merger Consideration for all of the shares of Company Stock, to pay all consideration payable pursuant to Section 2.03 and Section 2.05, to repay all indebtedness under the Credit Agreement and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement at Closing. As of the date of this Agreement, assuming the conditions to Closing set forth in Sections 9.01 and 9.02 are satisfied and the completion of the Marketing Period, Parent and Merger Subsidiary have no reason to believe that the representations and warranties contained in the immediately preceding sentence will not be true at and as of the Closing Date. Parent and Merger Subsidiary acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.08. Certain Arrangements. Except for the Voting and Support Agreement to be entered into on the date hereof and the agreements set forth on Section 5.08 of the Company Disclosure Letter, there are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Subsidiary or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the applicable portion of the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote or approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 5.09. Ownership of Company Securities; Delaware Law Section 203. Except as disclosed in Section 5.09 of the Company Disclosure Letter, Parent and its Subsidiaries do not “own” (as defined in Section 203 of Delaware Law), or “beneficially own” (within the meaning of Regulation 13D promulgated under the 1934 Act), any shares of Company Stock, Company Securities or other securities of the Company or any options, warrants or other rights to acquire Company Stock, Company Securities or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company. Neither Parent nor any of its “affiliates” or “associates” (each as defined in Section 203 of Delaware Law) is, or has been at any time with the last three (3) years, an “interested stockholder” of the Company as defined in Section 203 of Delaware Law. Neither Parent nor any of its subsidiaries has taken, or authorized or permitted any its Representatives to take, any action that would cause Parent or any of its “affiliates” or “associates” (each as defined in Section 203 of Delaware Law) thereof to be deemed an “interested stockholder” as defined in Section 203 of Delaware Law.

Section 5.10. Solvency. None of Parent, Merger Subsidiary or Sponsors is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming the accuracy of the representations and warranties set forth in Article 4, Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the Merger, Financing and/or any Alternative Financing and the payment of the aggregate Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and expenses, be Solvent at the Effective Time. As used in this Section 5.10, the term “Solvent” means, as of the Effective Time, (a) the sum of the assets, at a fair valuation, of Parent and Merger Subsidiary (and, after the Merger, the Surviving Corporation) (on a consolidated basis) will exceed their debts, (b) each of Parent and Merger Subsidiary (and, after the Merger, the Surviving Corporation) (on a consolidated basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and Merger Subsidiary (and, after the Merger, the Surviving Corporation) (on a consolidated basis) does not have unreasonably small capital with which to conduct its business. For purposes of this Section 5.10, “debt” means any liability on a claim, and “claim” means any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

Section 5.11. No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any Applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated by this Agreement. For purposes of this Section 5.11, “Parent” also includes the equity holders of, or parent company of, Parent.

Section 5.12. Finders’ Fees. Except for BofA Securities, Inc. and J.P. Morgan Securities LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent, Merger Subsidiary or any of their respective Subsidiaries who is entitled to any fee or commission from Parent, Merger Subsidiary or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.13. Fee Funding Agreements. Concurrently with the execution of this Agreement, Parent and Merger Subsidiary have delivered to the Company the Fee Funding Agreements, pursuant to which each Sponsor has, subject to the terms and conditions set forth in the applicable Fee Funding Agreement, guaranteed such Sponsor’s portion of the payment of the Parent Termination Fee and the fees and expenses expressly payable by Parent or Merger Subsidiary pursuant to this Agreement. Each Fee Funding Agreement is in full force and effect and is a valid and binding obligation of the Sponsor party thereto, enforceable against such Sponsor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity) and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of such Sponsor under such Fee Funding Agreement.

Section 5.14. Competing Business. None of Parent or Merger Subsidiary owns any interest in any Person that derives a portion of its revenues from a line of business in the industries in which the Company or its Subsidiaries operates that would reasonably be expected to have an adverse effect on the ability of Parent and Merger Subsidiary to consummate the Merger and the other transactions contemplated hereby in a timely manner in accordance with the terms hereof.

Section 5.15. National Security Matters. Except for the Persons set forth on Section 5.15 of the Company Disclosure Letter, no Person who qualifies as a “foreign person” (as defined in 31 C.F.R. § 800.224) has entered into any agreement or arrangement to obtain any: (a) control rights (as defined in 31 C.F.R. § 800.208); (b) access to material nonpublic technical information (as defined in 31 C.F.R. § 800.232); (c) the right to appoint any member or observer to the board or equivalent governing body; or (d) the right to have involvement with substantive decision making, as those terms are defined in 31 C.F.R. § 800.229 and 31 C.F.R. § 800.245, respectively, in each case, with respect to the Company or any of its Subsidiaries or Affiliates. Except for the Persons set forth on Section 5.15 of the Company Disclosure Letter, no Person who qualifies as a “foreign person” (as defined in 31 C.F.R. § 800.224) owns or shall prior to, at or immediately after, the Closing own, directly or indirectly, ten percent (10%) or more of the issued and outstanding equity securities of Parent, Merger Subsidiary or any of their respective subsidiaries (treating for purposes of the foregoing all securities that are convertible into equity securities of Parent, Merger Subsidiary or their respective subsidiaries as fully converted).

Section 5.16. Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Subsidiary, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Subsidiary acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that, except as set forth in Article 4, none of Parent or Merger Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and none of Parent or Merger Subsidiary shall, and Parent and Merger Subsidiary shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

ARTICLE 6

Covenants of the Company

Section 6.01. Conduct of the Company. Except (1) for matters set forth in Section 6.01 of the Company Disclosure Letter, (2) as required by the terms of this Agreement (including, for the avoidance of doubt, the Exchange and Redemption set forth in Section 2.02(b)), (3) as required by Applicable Law, (4) for actions taken in good faith as COVID-19 Actions, (5) in connection with the issuance of shares of Class A Common Stock in exchange for, or redemption of, OpCo Units and Class B Common Stock pursuant to the terms of the OpCo LLC Agreement, (6) for actions taken or omissions made to implement the terms of the Business Sale Agreement and applicable Local Transfer Agreements or (7) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date hereof and prior to the Effective Time, (i) the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course, and, without limiting the generality of the foregoing, (ii) the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) (i) amend the certificate of incorporation or bylaws of the Company, (ii) amend the OpCo LLC Agreement, or (iii) amend in any material respect the comparable organizational documents of any Subsidiary of the Company;

(b) (i) split, combine, subdivide or reclassify any shares Company Securities or Company Subsidiary Securities, (ii) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any Company Securities or Company Subsidiary Securities, other than dividends and distributions (x) by a direct or indirect wholly owned Subsidiary of the Company to its parent or (y) by OpCo LLC to the Company, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Restricted Shares in connection with the forfeiture of Company Awards, and (D) as required by any Employee Plan as in effect on the date of this Agreement;

(c) Issue or authorize the issuance of, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options or settlement of Company RSUs and Company PSUs that are outstanding on the date of this Agreement, (B) the issuance of shares of Company Stock as required by any Employee Plan as in effect on the date of this Agreement, (C) awards granted under the Company Stock Plans to newly hired employees or in connection with promotions and/or periodic performance reviews in the ordinary course of business that (i) for any individual employee do not exceed 38,000 shares of Company Stock and in the aggregate do not exceed 500,000 shares of Company Stock, (ii) contain vesting schedules and vesting terms that are consistent in all material respects with similar awards issued by the Company in the ordinary course of business, and (iii) do not contain terms (and are not granted pursuant to terms contained in any other agreements with the award recipients) that cause such awards to accelerate or otherwise become Vested by their terms (without further action by the Company) in connection with the transactions contemplated by this Agreement, and (D) any shares of Company Stock in exchange for OpCo Units in accordance with the terms of the OpCo LLC Agreement;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(d) of the Company Disclosure Letter and (ii) any unbudgeted capital expenditures not to exceed $3,000,000 individually or $10,000,000 in the aggregate, in each case, for each fiscal quarterly period;

(e) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization, merger consolidation or other reorganization, each with respect to the Company or any of its Subsidiaries (other than the dissolution of any inactive Subsidiary of the Company and reorganizations solely among Subsidiaries of the Company);

(f) acquire (by merger, amalgamation, plan of arrangement, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any business, or all or substantially all of the any assets or securities of any business, if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection therewith would exceed $20,000,000 for each fiscal quarterly period;

(g) sell, lease, encumber (other than Permitted Liens), transfer or otherwise dispose of any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses if the aggregate amount of consideration paid or transferred to the Company and its Subsidiaries would exceed $20,000,000 in connection therewith for each fiscal quarterly period, other than (i) pursuant to existing Contracts or commitments that have been disclosed in Section 6.01(g) of the Company Disclosure Letter or (ii) sales of Company products and services, inventory or used equipment in the ordinary course of business;

(h) (i) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any material obligation of another Person (other than a wholly-owned Subsidiary of the Company), including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing (other than (A) indebtedness in connection with the financing of ordinary course trade payables in the ordinary course of business, (B) borrowings and repayment of borrowings under the Credit Agreement, or (C) accounts payable in the ordinary course of business) or (ii) make any loans, advances, capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries in the ordinary course of business or (B) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business);

(i) except (w) as required by the terms of any Employee Plan as in effect on the date of this Agreement or (y) disclosed on Section 6.01(i) of the Company Disclosure Letter, (i) hire any new employee or terminate the employment of any employee (other than a termination for cause), in each case other than with respect to employees with total target annual cash compensation (prospective, in the case of new hires) of not more than $300,000, (ii) grant to any current or former director, officer, employee entitled to earn over $300,000 in total target annual cash compensation, or any current or former consultant or service provider entitled to earn over $300,000 in total target annual cash fees, of the Company or any of its Subsidiaries any material increase in compensation, bonus or benefits, (iii) make any Person a participant in or party to any Employee Plan or other plan, program or arrangement, in either case, providing for severance pay or benefits, or grant any material increase in severance compensation or grant any retention, change in control, or transaction-based pay or benefits to any current or former director, employee or service provider of the Company or its Subsidiaries, (iv) loan or advance any money or other property (or forgive or waive any such loan or advance) to any current or former director, officer, employee of the Company or its Subsidiaries (other than advances of expenses to employees in the ordinary course of business), (v) grant any equity or equity-based awards (except as permitted by Section 6.01(c)), or (vi) establish, adopt, enter into, terminate or materially amend any Benefit Plan (other than entering into offer letters that contemplate “at will” employment without any rights to severance or termination pay or more than 30 days’ advance notice of termination or, with respect to employees with total target annual cash compensation (prospective, in the case of new hires) of not more than $300,000, pursuant to a form of employment agreement made available to Parent, consistent in all material respects with the Company’s practices in the applicable jurisdiction), and other than as permitted by Section 6.01(c) or the other provisions of this Section 6.01(i); provided, however, that, with respect to employees with total target annual cash compensation (prospective, in the case of new hires) of not more than $300,000, none of the foregoing in this paragraph (i) shall restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees, or to employees in the context of promotions and periodic performance reviews based on job performance or workplace requirements, Employee Plans (other than the Company Stock Plans, unless permitted by Section 6.01(c)) and benefits and compensation practices and arrangements that have a value that is consistent with those provided to similarly-situated employees or newly hired employees or past practice and that does not increase the employee’s total target annual cash compensation above $300,000);

(j) adopt, enter into, engage in negotiations for, terminate or materially amend any collective bargaining agreement other than as required by Applicable Law or the terms of such collective bargaining agreement;

(k) make any change in any financial accounting principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the 1934 Act;

(l) (i) discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any Action that would involve the payment of more than $6,000,000 individually or $20,000,000 in the aggregate (net of any insurance coverage or any reserves on the Company Balance Sheet), any material non-monetary relief, or any admissions of responsibility or liability, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $20,000,000 in any individual case;

(m) make, change or revoke any material Tax election, amend any material Tax Return, change any Tax accounting period, adopt or change any material method of Tax accounting, settle or compromise any material proceeding relating to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes (other than automatically granted extensions), enter into any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of Applicable Law), apply for any Tax ruling from any Taxing Authority or surrender any right to claim a refund of material Taxes;

(n) enter into any Contract between the Company or any of its Subsidiaries, on the one hand, and any current director or officer of the Company or any Person (or any of their Affiliates) beneficially owning five percent or more of the Company Stock or OpCo Units, on the other hand, except for any commercial Contracts entered into on arm’s length terms in the ordinary course of businesses;

(o) take any action to (i) amend or modify in any material respect, (ii) waive any material rights under or (iii) terminate any Contract with a Major Channel Partner or Major Supplier;

(p) enter into or adopt any “poison pill” or similar stockholder rights plan that would prevent or preclude the Merger;

(q) enter into any Contract or other arrangement or understanding that would be required to be disclosed under Item 404(a) of Regulation S-K; or

(r) agree, authorize or commit to do any of the foregoing.

For the avoidance of doubt, if any action taken or refrained from being taken by the Company or any of its Subsidiaries is expressly permitted or addressed by one sentence or subsection of this Section 6.01(a) through (r) and not expressly prohibited under such sentence or subsection or any other sentence or subsection of this Section 6.01(a) through (r), the taking or refraining from being taken of such action by the Company or any of its Subsidiaries shall be deemed not to be in violation of any other sentence or subsection of this Section 6.01.

Section 6.02. Company Stockholder Meeting. The Company shall take all actions necessary or desirable to cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable (but not sooner than twenty (20) Business Days) following clearance of the Proxy Statement by the SEC for the purpose of voting on the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. The Company will conduct a “broker search” in accordance Rule 14a-13(a)(1) of the 1934 Act and establish a record date for the Company Stockholder Meeting in a manner to enable the record date for the Company Stockholder Meeting to be set so that such Company Stockholder Meeting will be duly called and held as soon as reasonably practicable following clearance of the Proxy Statement by the SEC. Notwithstanding the immediately preceding sentences, the Company may adjourn or postpone the Company Stockholder Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders as required by Applicable Law in advance of the Company Stockholder Meeting, (ii) as otherwise required by Applicable Law, (iii) if as of the time for which the Company Stockholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient shares of Company Stock represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or (iv) if there are insufficient proxies in favor of adoption of this Agreement or to otherwise obtain the Company Stockholder Approval. Unless there has been an Adverse Recommendation Change, the Board of Directors of the Company shall (A) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders, (B) use its reasonable best efforts to obtain the Company Stockholder Approval, including actively soliciting proxies in favor of the adoption of this Agreement, the Merger and the other transactions contemplated hereby at the Company Stockholder Meeting and (C) otherwise comply with all legal requirements applicable to such meeting in all material respects. The Company shall keep Parent reasonably informed with respect to proxy solicitation results as reasonably requested by Parent and shall provide such information and reasonable cooperation as Parent may reasonably request in connection therewith. Notwithstanding anything to the contrary in this Agreement, unless this Agreement is terminated in accordance with its terms, the Company shall remain obligated to provide the information and cooperation described in the immediately preceding sentence and duly call, give notice of, convene and hold the Company Stockholder Meeting and mail the Proxy Statement (and any amendment or supplement thereto that maybe required by Applicable Law) to the Company’s stockholders in accordance with Section 8.02 and this Section 6.02, notwithstanding any Adverse Recommendation Change.

Section 6.03. Go-Shop; Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period commencing on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the date that is (i) forty five (45) calendar days following the date of this Agreement (the “No Shop Period Start Date”), or (ii) in respect of any Excluded Party, fifteen (15) days after the No Shop Period Start Date (the “Cut-Off Date”), as applicable, the Company, its Subsidiaries and their respective directors, officers, employees and other Representatives shall have the right to, directly or indirectly, (A) solicit, initiate, propose, facilitate, induce or encourage any Acquisition Proposals, or the making, submission or announcement of one or more Acquisition Proposals from any Person or its Representatives, or encourage, facilitate or assist, any proposal, inquiry or offer that could reasonably be expected to lead to, result in or constitute an Acquisition Proposal, including by furnishing to any such Person or its Representatives any non-public information relating to the Company or any of its Subsidiaries or by affording to any Person or its Representatives access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries, in each case subject to the prior entry into, and solely pursuant to, an Acceptable Confidentiality Agreement; (B) continue, enter into, participate in or otherwise engage in any discussions or negotiations with any Person or its Representatives with respect to one or more Acquisition Proposals or any other proposals that could reasonably be expected to lead to, result in or constitute an Acquisition Proposal or other effort or attempt to make an Acquisition Proposal or other proposal that could reasonably be expected to lead to, result in or constitute an Acquisition Proposal; and (C) otherwise cooperate with, assist, participate in or take any action to facilitate any Acquisition Proposal or any other proposals that could reasonably be expected to lead to, result in or constitute any Acquisition Proposal. The Company will substantially concurrently (and in any event within one Business Day) make available to Parent or its Representatives any non-public information concerning the Company and its Subsidiaries that is provided by the Company to any Person or its Representatives pursuant to this Section 6.03(a) that was not previously made available to Parent. Notwithstanding anything contained in this Agreement to the contrary, the Board of Directors of the Company or any committee thereof may grant a waiver of any standstill provisions in any agreement with any Person to permit such Person to make an Acquisition Proposal privately and confidentially to the Board of Directors of the Company.

(b) Subject to the provisions of this Section 6.03, (i) with respect to any Excluded Party, on the Cut-Off Date, or (ii) with respect to any Person or “group” who is not an Excluded Party, on the No Shop Period Start Date, the Company shall, and shall cause its Subsidiaries to, and shall instruct its and its Subsidiaries’ Representatives to, promptly cease and cause to be terminated any solicitation, discussions or negotiations with any Third Party or its Representatives that could reasonably be expected to lead to or relating to an Acquisition Proposal and shall promptly terminate all physical and electronic data room access previously granted to any such Third Party referred to in prior clause (i) or (ii) or its Representatives, cease providing any further non-public information of the Company or any of its Subsidiaries to any such Third Party or its Representatives and request the return or destruction of any copies of, studies based upon and/or any extracts or summaries from, any non-public information of the Company or its Subsidiaries in such Third Party’s possession or control. For the avoidance of doubt, this Section 6.03(b) shall in no way restrict the Company from continuing any solicitation, discussions or negotiations with one or more Excluded Parties prior to the Cut-Off Date.

(c) Except as permitted by this Section 6.03, during the period commencing on (i) with respect to any Excluded Party, the Cut-Off Date, or (ii) with respect to any Person or “group” who is not an Excluded Party, the No Shop Period Start Date and, in each case, continuing until the earlier of the valid termination of this Agreement or the Effective Time, neither the Company nor any of its Subsidiaries shall, and the Company shall instruct and shall not authorize or knowingly permit its and its Subsidiaries’ Representatives to, directly or indirectly, (A) solicit, propose, initiate, knowingly induce, facilitate, or knowingly encourage the making, submission or announcement of any Acquisition Proposal or any inquiries that could reasonably be expected to lead to, result in or constitute an Acquisition Proposal (including by way of furnishing non-public information); (B) enter into or participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, any Third Party for

the purpose of knowingly facilitating, inducing or encouraging an Acquisition Proposal (it being understood that notifying such Person of the existence of this Section 6.03(c) shall not be a breach of this Section 6.03(c)); or (C) except for an Acceptable Confidentiality Agreement, enter into any agreement in principle, letter of intent or definitive written merger agreement, acquisition agreement or other agreement relating to an Acquisition Proposal.    Except as permitted by Section 6.03(e) and Section 6.03(h), from and after the date of this Agreement until the earlier of the valid termination of this Agreement or the Effective Time, the Board of Directors of the Company (or any committee thereof) shall not (1) fail to make, withdraw, qualify, amend or modify (or publicly propose to fail to make, withdraw, qualify, amend or modify) in a manner adverse to Parent, the Company Board Recommendation, (2) adopt, approve, endorse or recommend (or propose publicly to adopt, endorse, approve or recommend) any Acquisition Proposal, (3) fail to issue a press release publicly reaffirming the Company Board Recommendation in response to an Acquisition Proposal that has been publicly disclosed within ten Business Days after a request by Parent to do so or, if earlier, at least two Business Days prior to the Company Stockholder Meeting (which request may be made once per Acquisition Proposal), (4) fail to include the Company Board Recommendation in the Proxy Statement, or (5) submit to the Company’s stockholders for approval or adoption any Acquisition Proposal (any of the foregoing in clauses (1) through (5), an “Adverse Recommendation Change”; provided, that, for the avoidance of doubt, (y) any determination or action by the Board of Directors of the Company to the extent expressly permitted by Section 6.03(d), Section 6.03(e) or Section 6.03(h) shall not be, and shall not be deemed to be, in and of itself a breach or violation of this Section 6.03(c) and shall not, unless an Adverse Recommendation Change has occurred, give Parent a right to terminate this Agreement pursuant to Section 10.01(c)(i), and (z) none of the following, in and of itself, shall constitute an Adverse Recommendation Change: (aa) the determination by the Board of Directors of the Company that an Acquisition Proposal constitutes a Superior Proposal, (bb) a public press release as to the determination described in prior clause (aa) so long as such press release also states that no Adverse Recommendation Change or termination of this Agreement shall occur until the expiration of the 3 Business Day (or, if applicable, the 2 Business Day) period contemplated by Section 6.03(h) has occurred and promptly after the end of such 3 Business Day (or, if applicable, such 2 Business Day) period the Company shall either (I) issue a public press release stating that the prior Acquisition Proposal no longer constitutes a Superior Proposal or (II) make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 10.01(d)(i) or (cc) the delivery by the Company to Parent, Merger Subsidiary or their respective Representatives of the notice required by Section 6.03(e), (g) or (h)).

(d) Notwithstanding Section 6.03(c) or anything else in this Section 6.03, at any time prior to obtaining the Company Stockholder Approval, if the Company or any of the Representatives of the Company or its Subsidiaries has received a written Acquisition Proposal from any Third Party (including any Excluded Party, at any time) that did not result from a breach in any material respect of Section 6.03, (I) the Company and such Representatives may contact the Third Party making such Acquisition Proposal to clarify the terms and conditions thereof or inform such Person of the existence of the provisions in this Section 6.03 or (II) if the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, such Acquisition Proposal constitutes or would reasonably be expected to lead to or result in, a Superior Proposal, then the Company and its Subsidiaries, directly or indirectly through its and their Representatives, may (i) engage or participate in negotiations or discussions with such Third Party and its Representatives and (ii) furnish to such Third Party or its Representatives non-

public information relating to the Company or any of its Subsidiaries subject to the entry into, and solely pursuant to, an Acceptable Confidentiality Agreement; provided, that, prior to or substantially concurrently (and in any event within one day) with the time such information is made available to such Third Party, the Company shall make available to Parent any material non-public information relating to the Company or its Subsidiaries that is made available to such Third Party and that was not previously made available to Parent. Notwithstanding anything in this Agreement to the contrary and notwithstanding the occurrence of the No Shop Period Start Date, from and after the No Shop Period Start Date, the Company may continue to engage in the activities described in Section 6.03(a) with respect to any Excluded Party, including with respect to any amended proposal or offer submitted by an Excluded Party following the No Shop Period Start Date, and the restrictions in Section 6.03(c) and Section 6.03(d) will not apply with respect thereto, until the Cut-Off Date.

(e) Notwithstanding anything contained in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, in response to an Intervening Event, if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to make an Adverse Recommendation Change as a result of such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under Delaware Law, the Board of Directors of the Company may make an Adverse Recommendation Change (but shall not be permitted to take the actions referred to in clause (2), (3) or (5) of the definition thereof which relate solely to Acquisition Proposals); provided, that, the Board of Directors of the Company shall not make any such Adverse Recommendation Change unless the Company has (i) provided to Parent at least three (3) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts of the underlying Intervening Event, (ii) during such three (3) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change (provided that it is understood and agreed that the Board of Directors of the Company’s determination and providing such notice solely to Parent in each case as permitted by the express terms of this Agreement shall not in itself constitute an Adverse Recommendation Change or a basis to terminate this Agreement) and (iii) shall have considered in good faith any revisions to this Agreement or any other Transaction Document irrevocably proposed in writing by Parent.

(f) In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with its disclosure obligations required under Applicable Law or applicable rules of the NASDAQ, including taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9(g) or Item 1012(a) of Regulation M-A promulgated under the 1934 Act with regard to an Acquisition Proposal (or any similar communication to stockholders) or (ii) making any “stop-look-and-listen” communication to stockholders of the Company pursuant to Rule 14d-9(f) or (iii) making any disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under Delaware Law (provided that this clause (iii) shall not permit the Company to take any action which would constitute an Adverse Recommendation Change, which instead shall be governed by Section 6.03(c), Section 6.03(e) or Section 6.03(h)); provided, that with respect to the foregoing clauses (i) through (iii), any such action taken or statement made, in and of itself, shall not be deemed to be an Adverse Recommendation Change if the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action.

(g) At any time after the No Shop Period Start Date and until the earlier of the valid termination of this Agreement and the Effective Time, the Company shall notify Parent promptly (but in no event later than one day after (i) the end of the No Shop Period Start Date with respect to previously received Acquisition Proposals or (ii) receipt by the Company of any Acquisition Proposal, as applicable), which notice shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal and the Company shall reasonably promptly inform Parent (but in no event later than one day) after any material developments, discussions or negotiations regarding any Acquisition Proposal and shall provide to Parent promptly (but in no event later than one day after receipt thereof) copies of all proposed transaction agreements or proposal letters or other material written agreements sent or provided to the Company or any of its Subsidiaries that describe any material terms or conditions of any Acquisition Proposal.

(h) Further, nothing contained in Section 6.03(c) or elsewhere in this Agreement shall prevent the Board of Directors of the Company from, prior to receipt of the Company Stockholder Approval, making an Adverse Recommendation Change in response to an Acquisition Proposal or terminating this Agreement pursuant to Section 10.01(d)(i), if (i) the Board of Directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would reasonably be expected to be inconsistent with its fiduciary duties pursuant to Delaware Law, (ii) the Company, its Subsidiaries and their respective Representatives shall have complied in all material respects with Sections 6.03(b) and (c) with respect to such Acquisition Proposal, (iii) the Company promptly notifies Parent in writing, at least three (3) Business Days before taking such action, of the determination of the Board of Directors of the Company that such Acquisition Proposal constitutes a Superior Proposal and of its intention to take such action, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making such Superior Proposal and (iv) the Board of Directors of the Company (A) shall have, during such notice period, engaged in good faith negotiations with Parent, to the extent Parent requests to negotiate, to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change or valid termination of this Agreement pursuant to Section 10.01(d)(i), (B) shall have considered in good faith any revisions to this Agreement or any other Transaction Document irrevocably proposed in writing by Parent and (C) shall have determined that such Acquisition Proposal would continue to constitute a Superior Proposal and the failure to make an Adverse Change Recommendation or terminate this Agreement, as applicable, would reasonably be expected to be inconsistent with its fiduciary duties pursuant to Delaware Law, if such revisions were to be given effect (provided that it is understood and agreed that the determination of the Board of Directors of the Company in accordance with clause (i) and providing the notice required by clause (iii) shall not, in and of itself, constitute an Adverse Recommendation Change or a basis to terminate this Agreement) (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company but only a new two (2) Business Day period under this Section 6.03(h)). As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement to which the Company is a party that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction.

(ii) “Intervening Event” means a material fact, event, change, development or set of circumstances that was not known or reasonably foreseeable to the Board of Directors of the Company as of the date hereof (or if known to the Board of Directors of the Company as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Board of Directors of the Company as of the date hereof) and becomes known to the Board of Directors of the Company prior to the time the Company Stockholder Approval is obtained; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (A) the receipt, existence of or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof and (B) changes in the market price or trading volume of the shares of Company Stock or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (B)).

(iii) “Superior Proposal” means a bona fide, written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock (assuming the prior exchange of all OpCo Units for shares of Company Stock) or at least a majority of the consolidated assets of the Company and its Subsidiaries that was not solicited in breach in any material respect of the terms of Sections 6.03(b) or (c) and that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all relevant terms and conditions of such Acquisition Proposal (including legal, regulatory, financing and closing conditions), is more favorable from a financial perspective to the holders of the Company Stock than the Merger (taking into account any irrevocable written proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(h)).

(iv) “Excluded Party” means any Third Party (i) from whom the Company or any of its Representatives receives an Acquisition Proposal after the date of this Agreement and prior to the No Shop Period Start Date; and (ii) whose Acquisition Proposal the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisors) is, or would reasonably be expected to lead to or result in, a Superior Proposal. Any Third Party shall cease to be an Excluded Party under this Agreement with respect to a particular Acquisition Proposal upon such time as such Acquisition Proposal made by such Third Party is withdrawn, cancelled, terminated or otherwise expires or the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisors) is no longer, and no longer would reasonably be expected to lead to or result in, a Superior Proposal.

Section 6.04. Access to Information. From the date hereof until the earlier of the valid termination of this Agreement or the Effective Time and subject to Applicable Law (including COVID-19 Measures) and the Confidentiality Agreement, the Company shall during normal business hours and upon reasonable prior written notice, and solely for purposes of furthering the Merger or integration planning relating thereto, (a) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours to its officers, key employees, offices, properties, Contracts and books and records and (b) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Parent in such access; provided, however, that (i) the foregoing shall not require the Company or any of its Subsidiaries to permit access to (A) any information that would give rise to the waiver of any attorney-client privilege or other privilege or trade secret protection or the work product doctrine (provided that the Company shall use commercially reasonable efforts to make any such information available in such a way that would not reasonably be expected to jeopardize the attorney-client privilege or other privilege or trade secret protection or the work product doctrine), (B) any information that in the good faith reasonable opinion of the Company would violate any Applicable Law, (C) such documents or information that are reasonably pertinent to any pending litigation, suit, action or proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, (D) subject to, and without limiting, the requirements of Section 6.03 and Section 8.01(a), any information related to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals) and the actions of the Company’s Board of Directors (or any committee thereof) with respect to any of the foregoing, whether prior to or after execution of this Agreement, or (E) subject to, and without limiting, the requirements of Section 6.03, any information related to an Adverse Recommendation Change or the actions of the Company’s Board of Directors (or any committee thereof) with respect thereto, (ii) any such investigation shall be conducted under reasonable supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal business or operations of the Company or its Subsidiaries or otherwise result in any unreasonable burden with respect to the prompt and timely discharge by employees of the Company or its Subsidiaries of their normal duties and Parent shall use its commercially reasonable efforts to minimize to the extent reasonably practicable any disruption to the businesses of the Company that may result from any such requests for access and (iii) any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures, policies and insurance requirements and will not include the right to sample soil, sediment, groundwater, surface water, air or building materials or conduct any other environmental sampling or analysis. For the avoidance of doubt, nothing in this Section 6.04 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information that create an unreasonable burden on the employees of the Company or its Subsidiaries. In addition, the Company, its Subsidiaries and Parent shall cooperate in good faith to arrange for, as reasonably agreed by Parent and the Company, communication strategies for, and joint meetings of the Company and Parent with, the Company’s customers, suppliers, and employees; provided, that (y) such meetings do not unreasonably interfere with the operations of the Company and its Subsidiaries and (z) a Representative of the Company must be present at all times during such meetings. The Company may, as it deems advisable and necessary, reasonably designate commercially sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions, and such materials and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Notwithstanding anything to the contrary herein, with the consent of Parent (which shall not be unreasonably withheld), the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under Applicable Law (including as a result of COVID-19 Measures).

Section 6.05. Financing Cooperation.

(a) The Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, and shall use reasonable best efforts to cause its and their respective Representatives to, provide such cooperation as is reasonably requested by Parent, is necessary in connection with the Debt/Preferred Equity Financing and customarily provided for borrowers or issuers in financings of the type contemplated by the Debt Commitment Letter (or permanent take-out financing incurred in lieu of the bridge facility contemplated under the Debt Commitment Letter) or the Preferred Equity Commitment Letter, as applicable (it being understood and agreed that such information shall not include any information customarily delivered by an investment bank, agent bank or lender in the preparation of such bank information memoranda or similar documents), including reasonable best efforts in (i) furnishing to Parent (A) the Required Information and (B) such other pertinent and customary financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent; provided that, in the case of this clause (B), the Company shall not be obligated to furnish any Excluded Information; (ii) prior to and during the Marketing Period, upon reasonable prior written notice and at reasonable times, cause members of management (with appropriate seniority) to participate in a reasonable number of meetings (in each case, which may be held via conference call), drafting sessions, rating agency presentations and due diligence presentations (including accounting due diligence sessions), presentations, “road shows” and sessions with prospective financing sources and investors, in each case at times and locations to be mutually agreed; (iii) in advance of and prior to the closing of the Marketing Period, providing reasonable assistance to Parent and its Debt/Preferred Equity Financing Sources in the preparation of customary bank information memoranda, lender or investor presentations, rating agency presentations, offering memoranda or private placement memoranda and other customary marketing materials in connection with the Debt/Preferred Equity Financing (collectively, the “Marketing Material”) including delivering upon request of Parent prior to the commencement of the marketing of the Debt/Preferred Equity Financing (A) customary executed authorization letter to accompany customary Marketing Materials regarding the material accuracy of information contained in such Marketing Materials with respect to the Company and its Subsidiaries and, with respect to any “public version” of such Marketing Materials, the lack of material non-public information with respect to the Company and its Subsidiaries therein and (B) customary executed management representation letters and CFO certificates with respect to the financial information included in the Marketing Materials for bond offerings; (iv) causing the Company’s auditors to provide customary comfort letters (including “negative assurance” comfort) with respect to historical financial information of the Company included in any offering memoranda with respect to any non-convertible high yield debt securities included in the Debt Financing issued on a “Rule 144A for life” basis; (v) assisting in the preparations for the pledging of collateral, including possessory collateral (it being understood that no such pledging of collateral will be effective until at or after the Closing), facilitating the obtaining of guarantees, and assistance in the preparation of any definitive financing documents and other matters ancillary to the Debt Financing as may be reasonably requested by Parent, including by providing information for the completion of any schedules or certificates thereto; (vi) at least four (4) Business Days prior to the Closing Date, to the extent requested by Parent on behalf of the Debt/Preferred Equity Financing Sources no later than ten (10) Business Days prior to the Closing Date, timely furnishing such documentation and other information required by Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, including beneficial ownership certificates; (vii) providing reasonable assistance to facilitate at (but not prior to) the Closing the release of liens on assets of the Company (other than Permitted Liens) that are collateral for the Debt Financing, (viii) assisting Parent in obtaining any corporate or facility ratings from any ratings agencies contemplated by the Debt/Preferred Equity Financing and (ix) executing and delivering prepayment notices within the time periods contemplated by the Credit Agreement. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with such Debt/Preferred Equity Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company and/or its Subsidiaries or their reputation or goodwill.

(b) Notwithstanding the foregoing, neither the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.05: (A) that would require the Company or any of its Affiliates or any other Persons who are directors or officers of such entities to pass resolutions or consents to approve or authorize the execution of the Debt/Preferred Equity Financing that are not conditioned upon the effectiveness of the Closing; provided that any director or officer whose resignation becomes effective immediately after the Closing occurs shall not be required to pass resolutions or consents, (B) that would require the Company or any of its Affiliates or any other Persons who are directors or officers of such entities to execute or deliver any certificate, document, instrument or agreement, or agree to any change or modification of any existing certificate, opinion, document, instrument or agreement, in each case, prior to the Closing (it being understood that no obligations of the Company under any certificate, opinion, document, instrument or agreement delivered pursuant to this Section 6.05 shall be required to be effective prior to the Closing), (C) that would cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates or would cause any condition to the Closing to fail to be satisfied, (D) that would require the Company or any of its Subsidiaries to pay (x) any commitment or other similar fee or (y) incur any other expense, liability or obligation in connection with the Debt/Preferred Equity Financing that, in the case of this clause (y), would not be subject to the Reimbursement Obligations of Parent, (E) that could cause any director, officer or employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (F) that could reasonably be expected to conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, any of their respective organizational documents, or any Applicable Law or Material Contracts not entered into in contemplation of the obligations of the Company under this Section 6.05, (G) that provides access to or discloses information that the Company or any of its Affiliates determines could reasonably be expected to jeopardize any attorney-client privilege of, or conflict with any confidentiality obligations contained in any Material Contracts not entered into in contemplation of the obligations of the Company under this Section 6.05 binding on, the Company or any of its Subsidiaries, (H) that would, in the opinion of the Company in good faith, unreasonably interfere with the ongoing operations of its or its Affiliates’ businesses or would require an action that is not within the control of the Company or its Affiliates using reasonable best efforts or (I) that would cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.05 shall be kept confidential in accordance with the Confidentiality Agreement or pursuant to confidentiality undertakings customary for the type of Debt/Preferred Equity Financing contemplated under the Debt Commitment Letter or Preferred Equity Commitment Letter. Nothing contained in this Section 6.05 or otherwise shall require the Company or any of its Affiliates to encumber any of its assets or be an issuer or other obligor with respect to the Debt/Preferred Equity Financing or require the Company or any of its Affiliates to be an issuer or other obligor with respect to the Debt/Preferred Equity Financing, in each case, prior to the Closing. Parent shall, promptly upon request by the Company, reimburse the Company and its Affiliates for all fees, costs, expenses and liabilities incurred by any of them or their respective Representatives in connection with fulfilling their respective obligations pursuant to this Section 6.05 (including reasonable attorneys’ fees) but excluding the fees, costs or expenses for financial statements included in the Required Information or any other materials that, in each case, would be prepared by the Company or its Affiliates in the ordinary course of business whether or not request would be made by Parent under this Section 6.05. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the provisions contained in this Section 6.05 represent the sole obligations of the Company and any of its Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or any of its Affiliates with respect to the transactions contemplated by this Agreement, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. Parent shall indemnify, defend and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the provision of assistance pursuant to this Section 6.05 in connection with the Financing or any other financing by Parent or any of its Affiliates (including the arrangement thereof) and any information used in connection therewith except any such losses, damages, claims costs or expenses arising out of any willful misconduct, gross negligence, or bad faith, fraud or intentional misrepresentation by any of the Company or its Subsidiaries and its or their respective Representatives. The reimbursement and indemnification obligations of Parent set forth in this Section 6.05(b) are referred to, collectively, as the “Reimbursement Obligations.”

Section 6.06. Payoff of Indebtedness. The Company shall (i) use commercially reasonable efforts to deliver to Parent, at least three Business Days prior to the Closing Date, copies (or drafts) of customary payoff letters in form and substance reasonably satisfactory to Parent from the administrative agent under the Credit Agreement and (ii) deliver to Parent, on or prior to the Closing Date, copies of such payoff letters duly executed by the administrative agent under the Credit Agreement.

ARTICLE 7

Covenants of Parent and Merger Subsidiary

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

Section 7.02. Parent Owned Shares. Parent shall vote or cause to be voted all shares of Company Stock beneficially owned by it or any of its Affiliates in favor of approval of this Agreement at the Company Stockholder Meeting.

Section 7.03. Indemnification and Insurance. Parent shall cause the Surviving Corporation, and each of Parent and the Surviving Corporation hereby agrees, to do the following:

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, all rights to indemnification and exculpation under employment agreements or indemnification agreements and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a present or former director, manager, officer, or fiduciary with respect to an employee benefit plan of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Person”) as provided in the Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company, the organizational documents of any Subsidiary of the Company or any indemnification agreement, employment agreement, or other agreement containing any indemnification provisions, in each case which agreement has been delivered to Parent prior to the date hereof, between such Indemnified Person and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right to indemnification, exculpation or advancement of expenses thereunder of any such Indemnified Person.

(b) For six years after the Effective Time, Parent and the Surviving Corporation (jointly and severally) shall indemnify and hold harmless all Indemnified Persons to the fullest extent permitted by Delaware Law in the event of any threatened or actual claim, suit, action, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Person is or was a director (including in a capacity as a member of any board committee), manager, officer or fiduciary with respect to an employee benefit plan of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before, on or after the Effective Time, against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Claim to the fullest extent permitted by Applicable Law upon receipt of an undertaking to repay such expenses if such Indemnified Person was not entitled to indemnification under Applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification has been sought by an Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Claim, does not include any admission of wrongdoing on the part of such Indemnified Person, or such Indemnified Person otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall use commercially reasonable efforts to cooperate with an Indemnified Person in the defense of any matter for which such Indemnified Person seeks indemnification hereunder.

(c) Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided, that the premium payable for such “tail” insurance policy shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year and if the cost for such “tail” insurance policy exceeds such maximum amount, then the Company or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such maximum amount.

(d) If Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.03 (including this Section 7.03(d)).

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the organizational documents of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Corporation under this Section 7.03 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

(f) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees and expenses, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.03.

Section 7.04. Employee Matters.

(a) With respect to each employee of the Company or its Subsidiaries who is employed by the Company or any of its Subsidiaries as of immediately prior to the Effective Time (“Company Employees”), for a period of twelve (12) months following the Closing (or, if earlier, until the termination of the applicable Company Employee’s employment with Parent, the Surviving Corporation and their Affiliates), Parent shall, or shall cause the Surviving Corporation to, provide (i) base salary or wage rates, severance and target annual and quarterly cash bonus opportunities to such Company Employee that, in each case, is not less favorable than the base salary or wage rates, severance and target annual and quarterly cash bonus opportunities provided to such Company Employee immediately prior to the Effective Time (or, if more favorable to such Company Employee, the compensation and benefits provided to similarly situated employees of Parent and its Affiliates) and (ii) other employee benefits that are no less favorable in the aggregate to those employee benefits that such Company Employee was entitled to receive immediately prior to the Closing (in each case without regard to any retention, change in control, stay, transaction, or similar non-routine compensation or compensation opportunities, or equity or equity-based compensation); provided, however, that in all events the compensation, benefits and other terms and conditions of employment provided by Parent or the Surviving Corporation shall (x) be no less than those required under Applicable Law, and (y) comply with the terms of the Business Sale Agreement and applicable Local Transfer Agreements.

(b) Without limiting the generality of Section 7.04(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue (i) during the twelve-month period following the Effective Time or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, bonus, incentive compensation, commission, change in control, retention and termination plans and agreements, in each case in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event) and (ii) all obligations under the Cash Awards and the Company Cash Rights, in each case, without any amendment or modification, other than any amendment or modification required to comply with Applicable Law or with the written consent of the applicable Company Employee.

(c) With respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their Affiliates, including any vacation, paid time-off and severance plans (the “Parent Plans”), for all purposes, including determining eligibility to participate, level of or entitlement to benefits, benefit accruals, early retirement subsidies and vesting, each Company Employee’s service where length of service is relevant (but not, for the avoidance of doubt, benefit accruals under any defined benefit pension plan) with the Company or any of its Subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the such predecessor employer is recognized by the Company or such Subsidiary under the comparable Employee Plans) shall be treated as service with Parent, the Surviving Corporation or their Affiliates, as applicable; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or was not credited for the same purpose with respect to such Company Employee under the analogous Employee Plan immediately prior to the Effective Time.

(d) Parent shall waive, or shall cause the Surviving Corporation or any of its Affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods, evidence of insurability or similar limitations, under any Parent Plans in which any Company Employee (or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time. Parent shall recognize or credit, or shall cause the Surviving Corporation or any of its Affiliates to recognize or credit, any deductible, co-insurance, maximum out of pocket expenses or other payments incurred by each Company Employee (and his or her eligible dependents) under any applicable Employee Plan during the plan year in which the Effective Time occurs for purposes of satisfying such year’s deductible, co-payment limitations and out-of-pocket maximums under the relevant welfare benefit plans, including the Parent Plans and Employee Plans, in which such Company Employee will be eligible to participate from and after the Effective Time.

(e) Upon the request of the Company, Parent shall provide all information reasonably requested by the Company and in sufficient time to enable the Company and its Subsidiaries to meet any notification, information and consultation requirements, pursuant to any collective bargaining or similar agreement and Applicable Laws, and the parties agree to work together in good faith to consult with, or obtain the consent or advice of, any labor union, labor organization or other employee representative body as commercially practicable or appropriate to consummate the transactions contemplated by this Agreement.

(f) The Company will take all actions necessary to (i) cancel all outstanding participant elections under the Company’s ESPP with respect to the planned first offering period, which is scheduled to begin on November 16, 2021, (ii) cause such offering period not to commence, and to cause no other offering period to commence, and (iii) terminate the Company ESPP prior to the Effective Time; provided that if it is not administratively practicable for the Company to cancel all outstanding participant elections and prevent the offering period that is scheduled to begin on November 16, 2021 from commencing, the Company shall take all actions that may be necessary or required under the Company ESPP and applicable Laws to discontinue such offering period as soon as administratively practicable after it commences (but in all events prior to the Effective Time) and to return all amounts credited to participant accounts under the Company ESPP as soon as administratively practicable thereafter to the applicable participant or his or her applicable beneficiary.

(g) The Parties acknowledge and agree that all provisions contained in this Section 7.04 with respect to Company Employees are included for the sole benefit of the respective parties to this Agreement and shall not create any right (i) in any other Person, including any employee, officer, independent contractor, former employee or any participant or any beneficiary thereof in any Employee Plan or Parent Plan, or (ii) to guaranteed employment with the Company, Parent, Surviving Corporation, or any of their Subsidiaries for any period of time or preclude the ability to terminate the employment of any Company Employee for any reason. After the Effective Time, notwithstanding the foregoing in this Section 7.04, nothing contained in this Section 7.04 is intended to be or shall be considered to be an amendment or adoption of any plan, program, agreement, arrangement or policy of the Parent or Surviving Corporation nor shall it interfere with the Parent’s, or any of its Subsidiaries’ right to amend, modify or terminate any Employee Plan or to terminate the employment of any employee of Parent or its Subsidiaries for any reason.

Section 7.05. Financing.

(a) Parent and Merger Subsidiary shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing contemplated by the Commitment Letters on or prior to the Closing Date on the terms and conditions and in the amounts described in the Commitment Letters (including any “flex” provisions) or such other terms and conditions that are more favorable to Parent and Merger Subsidiary, including (i) maintaining in effect the Commitment Letters and any Definitive Debt Financing Agreements (as defined below) and complying with its obligations thereunder, (ii) satisfying on a timely basis, taking into consideration the timing of the Closing and the completion of the Marketing Period, and in a manner that will not impede the ability of the parties hereto to consummate the Merger promptly upon the Closing Date, all conditions to the funding of the Financing set forth in the Commitment Letters and the Definitive Debt/Preferred Equity Financing Agreements that are within its control, (iii) using reasonable best efforts to negotiate and enter into definitive debt or preferred financing agreements on the terms and conditions contemplated by the Debt Commitment Letter or the Preferred Equity Commitment Letter, as applicable (including any “flex” provisions) or such other terms and conditions that are more favorable to Parent and Merger Subsidiary (the “Definitive Debt/Preferred Equity Financing Agreements”), (iv) if the conditions under the Debt Commitment Letter or the Preferred Equity Commitment Letter, as applicable, are satisfied, consummating the applicable Debt/Preferred Equity Financing and causing the Debt/Preferred Equity Financing Sources to consummate their respective Financing at the Closing, (v) complying with its obligations under the Commitment Letters and Definitive Debt/Preferred Equity Financing Agreements in a timely and diligent manner, taking into consideration the timing of the Closing and the completion of the Marketing Period and (vi) keeping the Company informed on a regular and current basis and in reasonable detail of the status of its efforts to arrange the Financing contemplated by the Commitment Letters and any other financing (including, by, upon reasonable request of the Company, promptly providing to the Company drafts of material definitive agreements for the Financing (and any amendments thereto entered into on or prior to the Closing) and giving the Company prompt notice of (i) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material and adverse impact on the Financing contemplated by the Commitment Letters, (ii) any breach by any party to the Commitment Letters or Definitive Debt/Preferred Equity Financing Agreements of which Parent has become aware, (iii) the expiration or termination (or attempted or purported termination, whether or not valid) of the Debt Commitment Letter or the Preferred Equity Commitment Letter, (iv) any written or electronic (including email) notice or communication by any Debt/Preferred Equity Financing Source with respect to any actual or threatened breach, default (or allegation thereof), repudiation by any party to any Commitment Letter or any Definitive Debt/Preferred Equity Financing Agreement or any refusal to provide, or stated intent that it will not provide, by any Debt/Preferred Equity Financing Source the full amount of the Debt/Preferred Equity Financing contemplated by the Debt Commitment Letter or the Preferred Equity Commitment Letter for any reason, (v) Parent’s good faith belief, for any reason, that it may no longer be able to obtain all or any portion of any Financing contemplated by the Commitment Letters on the terms and conditions described therein (after giving effect to any flex provisions), or (vi) receipt of any written notice or other written communication from any person with respect to any: (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Debt/Preferred Equity Financing Agreement, (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Definitive Debt/Preferred Equity Financing Agreement (other than ordinary course negotiations) and (C) the failure of any condition to the Debt/Preferred Equity Financing to be satisfied. Any breach of the Commitment Letters, the Financing agreements, any Alternative Financing commitment or any Definitive Debt/Preferred Equity Financing Agreements by Parent or Merger Subsidiary shall be deemed a breach by Parent of this Section 7.05.

(b) Prior to the Closing, Parent shall not, and shall cause its Affiliates not to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Commitment Letters or Definitive Debt/Preferred Equity Financing Agreements without Parent’s prior written consent; provided that Parent may, without the Company’s prior written consent: (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter, the Preferred Equity Commitment Letter or any Definitive Debt/Preferred Equity Financing Agreements that would not, and would not reasonably be expected to, (A) reduce the amount of the Debt/Preferred Equity Financing contemplated by the Debt Commitment Letter or the Preferred Equity Commitment Letter, to an amount that will be less than the Required Amount, (B) adversely affect the ability of Parent and Merger Subsidiary to enforce its rights against any other party to the Debt Commitment Letter or the Definitive Debt Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, in each case, in accordance with this Agreement, relative to the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof, (C) prevent, materially delay or impede the consummation of the Merger, the Debt/Preferred Equity Financing or the other transactions contemplated by this Agreement upon the satisfaction of the conditions set forth in the applicable Debt Commitment Letter or Preferred Equity Commitment Letter, or (D) impose any new or additional conditions, or otherwise expand any of the conditions, to the availability and funding of Debt/Preferred Equity Financing as contemplated by the Debt Commitment Letter or the Preferred Equity Commitment Letter, as applicable, and (ii) amend, replace, supplement or otherwise modify the Debt Commitment Letter or the Preferred Equity Commitment Letter to add lenders, lead arrangers, book runners, syndication agents, purchasers or similar entities that have not executed the Debt Commitment Letter or Preferred Equity Commitment Letter as of the date of this Agreement. Upon any such amendment, replacement, supplement, modification or waiver, the terms “Debt Commitment Letter”, “Preferred Commitment Letter”, “Definitive Debt/Preferred Equity Financing Agreement”, as applicable, shall mean the Debt Commitment Letter, Preferred Equity Commitment Letter or Definitive Debt/Preferred Equity Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification of the Debt Commitment Letter or Preferred Equity Commitment Letter and/or any such waiver of a provision of the Debt Commitment Letter or Preferred Equity Commitment Letter.

(c) If all or any portion of the Debt Financing or Preferred Equity Financing, as applicable, becomes unavailable, or the Debt Commitment Letter or any of the Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then Parent shall (i) use reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative debt or preferred equity financing sources, as applicable, alternative financing in an amount, together with the amount of Financing remaining available and cash and cash equivalent on hand at the Company and its Subsidiaries, sufficient to pay the Required Amount on the Closing Date, in each case, upon terms and conditions not materially less favorable, taken as a whole, than those set forth in the Debt Commitment Letter or the Preferred Equity Commitment Letter, as applicable (including, for the avoidance of doubt, any related “market flex” provisions) (“Alternative Financing”) and (ii) promptly notify the Company of such unavailability and the reason therefor; provided that such reasonable best efforts shall not require Parent to pay more fees, OIDs or incur an increase in pricing than the pricing terms of the Debt Commitment Letter or Preferred Equity Commitment Letter, as applicable, as in effect on the date of this Agreement, taking into account any flex terms. In the event any Alternative Financing is obtained in accordance with this Section 7.05(c), references in this Agreement to

“Debt Financing”, “Preferred Equity Financing” or “Debt/Preferred Equity Financing”, as applicable, shall also be deemed to refer to such Alternative Financing, as appropriate, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter”, “Preferred Equity Commitment Letter” and the “Definitive Debt/Preferred Equity Financing Agreements”, as applicable, shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, as appropriate, and all obligations of Parent pursuant to this Section 7.05 and all obligations of the Company pursuant to Section 6.05 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Debt/Preferred Equity Financing.

(d) Each of Parent and Merger Subsidiary acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing, nor the completion of any issuance of securities contemplated by the Financing or any Alternative Financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing, or the completion of any such issuance, subject to the applicable conditions in Section 9.01 and Section 9.02 and the completion of the Marketing Period.

ARTICLE 8

Covenants of Parent, Merger Subsidiary and the Company

Section 8.01. Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable after the date hereof with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, financial statements, records, applications and other documents, in each case, as required by this Section 8.01, (ii) obtaining and maintaining as required by this Section 8.01 all approvals, consents, registrations, Permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated by this Agreement, and (iii) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby; provided, that in no event shall Parent, Merger Subsidiary, the Company or any of their respective Subsidiaries be required to waive any right or condition set forth in this Agreement or any Transaction Document.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall, as necessary, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable (and in any event within ten (10) Business Days after the date hereof), (ii) within 15 calendar days following the date of this Agreement, submit to DDTC any notifications regarding the transactions contemplated hereby required pursuant to Section 122.4 of the ITAR, (iii) make each other appropriate filing required pursuant to any Foreign Regulatory Law (collectively with the HSR Act, ITAR and CFIUS Laws and

Regulations, the “Regulatory Laws”) as promptly as practicable, (iv) comply at the earliest practicable date with any request under any of the Regulatory Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from any Regulatory Authority in respect of such filings or such transactions and (v) cooperate with each other in connection with any such filing (including, to the extent permitted by Applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith), and in connection with resolving any investigation or other inquiry of any Regulatory Authority under any of the Regulatory Laws with respect to any such filing or any such transaction. Each such party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Regulatory Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Regulatory Authority regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Regulatory Authority in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Regulatory Authority, the opportunity to attend and/or participate. Subject to Applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under any of the Regulatory Laws. Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 8.01(b) as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.01(b) in a manner so as to preserve any applicable privilege. All filing fees payable in connection with the notifications, filings, registrations or other materials contemplated by this Section 8.01(b) shall be paid entirely by the Parent. Notwithstanding the foregoing, the Parent shall direct and control all communications and strategy relating to obtaining the approvals required under any Regulatory Laws following consultation with the Company.

(c) The parties shall cooperate to submit a draft joint voluntary notice to CFIUS with respect to the transactions contemplated by this Agreement (the “Draft CFIUS Notice”) as soon as practicable after the date of this Agreement. After receipt of confirmation that CFIUS has no further comments or inquiries related to the Draft CFIUS Notice, the parties shall submit the CFIUS Notice as soon as practicable. The parties shall comply at the earliest practicable time, and in any event no later than required by CFIUS or any CFIUS member agency, with any request for additional information, documents or other materials, and will cooperate with each other in connection with both the Draft CFIUS Notice and the CFIUS Notice and in connection with resolving any investigation or other inquiry of CFIUS or any CFIUS member agency. The parties shall each promptly inform the other party of any oral communication with, and provide copies of written communications with, CFIUS or any CFIUS member agency regarding any such filings; provided, that no party shall be required to share communications containing its confidential business information if such confidential information is unrelated to the transactions contemplated by this Agreement. The parties shall undertake best efforts to promptly take, or cause to be taken, all action, and do, or cause to be done all things necessary or advisable to obtain CFIUS Approval as soon as practicable, and in any event prior to the End Date, provided, however, that no party shall be required to take or agree to take any undertaking that is not conditioned on the consummation of the transactions contemplated by this Agreement. All filing fees payable in connection with the notifications, filings, registrations or other materials contemplated by this Section 8.01(c) shall be paid entirely by the Parent.

(d) In addition, Parent shall (i) defend or contest any Action challenging this Agreement or the transactions contemplated hereby by any Regulatory Authority and (ii) solely with regards to the HSR Act, oppose, through and including Action on the merits (and all appeals with respect thereto), any claim asserted in court or other forum by any Regulatory Authority or other Person in order to avoid entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the Closing by the End Date.

(e) Notwithstanding anything herein to the contrary, Parent shall, as soon as possible and in any event prior to the End Date take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or its Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or its Subsidiaries; (iii) terminating any venture or other arrangement of the Company or its Subsidiaries; (iv) creating any relationship, contractual rights or obligations of the Company or its Subsidiaries or (v) effectuating any other change or restructuring of the Company or its Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission, any other competition authority of any jurisdiction, CFIUS or any other Governmental Authority (collectively, “Regulatory Authority”) in connection with any Regulatory Law and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; by consenting to such action by the Company and provided, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) solely to ensure (x) that no Regulatory Authority enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger and (y) that no Regulatory Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date. In the event that any action is threatened or instituted by a Regulatory Authority challenging the Merger as violative of any Regulatory Law, Parent shall take all action necessary, including but not limited to any Divestiture Action, to avoid or resolve such action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, Parent shall use reasonable best efforts to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. Notwithstanding anything to the contrary, for the avoidance of doubt, none of the Company or any of its Subsidiaries or Affiliates prior to the Closing shall be required to take any action set forth in Section 8.01(c) or Section 8.01(d) (which is not conditioned on the Closing) to satisfy the efforts standard set forth in this Section 8.01 (or elsewhere in this Agreement).

(f) Except as specifically required by this Agreement, Parent shall not (and shall cause (x) the Persons listed on Section 8.01(f)-1 of the Company Disclosure Letter and their controlled Affiliates and (y) the Persons listed on Section 8.01(f)-2 of the Company Disclosure Letter not to) (1) acquire or agree to acquire (by merging or consolidating with, or by purchasing a controlling portion of the assets of or equity in, or by any other manner), any Person or portion thereof which competes, in any material respect, in the consumer cybersecurity industry, or otherwise acquire or agree to acquire any assets which compete, in any material respect, in the consumer cybersecurity industry or (2) assign any of its rights hereunder to any Person or permit any Person to acquire a direct or indirect interest in Parent, in each case, if the entering into an agreement to consummate, or the consummation of, such acquisition, merger or consolidation or assignment would reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any permits, orders or other approvals of any Regulatory Authority necessary to satisfy the condition set forth in Section 9.01(c), Section 9.01(d) or Section 9.01(e), (ii) increase the risk of any Regulatory Authority entering an order prohibiting the consummation of the transactions contemplated hereby which would prevent the satisfaction of the condition set forth in Section 9.01(b), or (iii) increase the risk of not being able to remove any Restraint. For purposes of this Section 8.01(f), with respect to the controlled Affiliates of the Persons listed on Section 8.01(f)-1, “control” means the ability to nominate a majority of the members of the board of directors or similar governing body of such Person.

Section 8.02. Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and file the Proxy Statement in preliminary form with the SEC (provided, that the Company shall not be required or obligated to file the Proxy Statement in preliminary form with the SEC prior to, but shall use reasonable best efforts to file the Proxy Statement in preliminary form with the SEC on, the first (1st) Business Day after the No Shop Period Start Date); provided that the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on the Company’s proposed preliminary Proxy Statement and any other filing under the 1934 Act to the extent such filing describes the transactions contemplated by this Agreement in advance of filing and consider in good faith any comments reasonably proposed by Parent and its counsel. Subject to Section 6.03, the Proxy Statement shall include the Company Board Recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable following the earliest to occur of (i) clearance of the Proxy Statement by the SEC, (ii) confirmation in writing by the SEC that it will not review the Proxy Statement, or (iii) the tenth (10th) calendar day after the filing of the preliminary Proxy Statement if the SEC fails to notify the Company of its intent to review the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall furnish all information concerning the Company, Parent and Merger Subsidiary, as applicable, as may be reasonably required or requested by the other party in connection with the preparation and filing of the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall promptly correct or supplement any information provided by it for use in the Proxy Statement necessary to prevent the Proxy Statement from including any untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be filed with the SEC and mailed to its stockholders, in each case as and to the extent required by Applicable Law. The Company shall (a) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, notice or request for additional information, and advise Parent and its counsel of any oral comments, notice or request for additional information, with respect to the Proxy Statement or any other filing under the 1934 Act made in connection with the transactions contemplated by this Agreement (or, in each case, any amendment or supplement thereto) received from the SEC or its staff, (b) provide Parent and its counsel a reasonable opportunity to review and comment on the Company’s proposed response to such comments, notices or requests or on any other written communication with the SEC or its staff arising out of or relating to the Merger or the Proxy Statement, and (c) consider in good faith any comments reasonably proposed by Parent and its counsel.

(b) All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the 1934 Act and the rules of the SEC and NASDAQ. The Company shall include in the Proxy Statement (i) the Fairness Opinion, in its entirety, together with a summary thereof, and (ii) the information required by Section 262(d)(2) of the DGCL and Applicable Law with respect thereto such that the Proxy Statement constitutes a notice of appraisal rights under Section 262(d)(2) of the DGCL and Applicable Law.

(c) Promptly (but not later than one Business Day) following the execution of this Agreement, Parent, as sole stockholder of Merger Subsidiary, shall adopt this Agreement by written consent and deliver a copy thereof to the Company.

Section 8.03. Public Announcements. The initial press release regarding the Merger shall be a joint press release by the Company and Parent and thereafter, subject to Section 6.03, and except if related to an Adverse Recommendation Change or after an Adverse Recommendation Change has occurred, (i) the Company shall consult with Parent, and (ii) Parent shall obtain the prior written consent of the Company (such consent not to be unreasonably withheld, condition or delayed) before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement, any other Transaction Document or the transactions contemplated hereby and, except to the extent not reasonably possible in respect of any such press release, communication, other public statement, press conference or conference call as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation or consent.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events.

(a) Each of the Company and Parent shall promptly notify the other of (and will keep the other reasonably informed of material developments with respect to):

(i) any material written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(ii) any material Action commenced or, to its knowledge, threatened to be commenced against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing in this Section 8.05, in no event shall any breach of any covenant set forth in this Section 8.05 constitute a Material Adverse Effect on the Company or a Parent Material Adverse Effect, as applicable, hereunder or constitute a covenant breach hereunder for purposes of the closing conditions set forth in Section 9.02(a)(i) or Section 9.03(a)(i), as applicable; provided, however, that the underlying cause(s) of such breach may be taken into consideration for purposes of the closing conditions set forth in Section 9.02(a)(i) or Section 9.03(a)(i), as applicable.

Section 8.06. Section 16 Matters. Prior to the Effective Time, the Company shall take all reasonable steps intended to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each director and officer with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07. Transaction Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense of any Action brought by stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement, including the Merger; provided, however, that the Company (i) shall promptly notify Parent of the commencement of, promptly advise Parent of any material developments with respect to, and promptly provide Parent with copies of all proceedings and correspondence relating to, any such Action or threatened Action and shall keep Parent reasonably informed with respect to the status thereof, (ii) shall give Parent and its counsel the opportunity to participate with the Company in the defense, release, compromise, waiver or settlement of any such Action or threatened Action and shall consider in good faith Parent’s advice with respect to such Action or threatened Action, and (iii) shall not settle or agree to settle any such Action or threatened Action (other than any settlement solely for monetary damages and without any admissions of liability or responsibility paid entirely from proceeds of a third party insurance policy, except for any applicable deductible or retention) without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.08. No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Subsidiary, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 8.09. State Takeover Statutes. The Company, Parent and the Boards of Directors of the Company and Parent shall (a) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to the Merger, and (b) if any Takeover Statute becomes applicable to the Merger, take all reasonable action necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on the Merger.

Section 8.10. National Security. Notwithstanding anything to the contrary in this Agreement or any related agreement, Parent shall not, and shall cause its Affiliates not to, enter into any agreement or arrangement which allows any Person who qualifies as a “foreign person” (as defined in 31 C.F.R. § 800.224) other than the Persons set forth in Section 8.10 of the Company Disclosure Letter to obtain any (a) control rights (as defined in 31 C.F.R. § 800.208); (b) access to material nonpublic technical information (as defined in 31 C.F.R. § 800.232); (c) the right to appoint any member or observer to the board or equivalent governing body; or (d) the right to have involvement with substantive decision making, as those terms are defined in 31 C.F.R. § 800.229 and 31 C.F.R. § 800.245, respectively, in each case with respect to the Company or any of its Subsidiaries of Affiliates. None of Parent or Merger Subsidiary shall (or shall permit any of their respective Affiliates to) permit any Person who qualifies as a “foreign person” (as defined in 31 C.F.R. § 800.224) other than the Persons set forth on Section 8.10 of the Company Disclosure Letter to acquire, purchase, hold or control, directly or indirectly, more than fifteen percent (15%) of the issued and outstanding equity securities of Parent or Merger Subsidiary or any of their respective subsidiaries (treating for purposes of the foregoing all securities that are convertible into equity securities of Parent, Merger Subsidiary or such subsidiaries as fully converted).

ARTICLE 9

Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Subsidiary and the Company to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver in writing by each such party at or prior to the Effective Time of the following conditions:

(a) the Company Stockholder Approval shall have been obtained by the Company at the Company Stockholder Meeting;

(b) no Applicable Law, temporary restraining order, preliminary injunction or permanent injunction issued by any court or Governmental Authority of competent jurisdiction in the jurisdictions set forth in Section 9.01(b) of the Company Disclosure Letter (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting the consummation of the Merger; and

(c) (i) any applicable waiting period (and any extensions thereof) under the HSR Act relating to the Merger shall have expired or been terminated and (ii) the waiting periods (and any extensions thereof), clearances, approvals and/or consents (as applicable) under the Regulatory Laws specifically set forth in Section 9.01(c) of the Company Disclosure Letter, shall have expired, been terminated or been obtained (as applicable);

(d) at least 60 days shall have elapsed since the Company submitted the notification to DDTC pursuant to Section 122.4(b) of the ITAR; and

(e) the CFIUS Approval shall have been obtained.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The respective obligation of Parent and Merger Subsidiary to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver in writing by Parent at or prior to the Effective Time of the following further conditions:

(a)

(i) the Company shall have performed and complied in all material respects with all of its obligations hereunder required to be performed by it or complied with at or prior to the Effective Time (or any such failure to perform or comply shall have been cured); and

(ii) (A) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true in all respects at and as of the date of this Agreement, (B) the representations and warranties of the Company contained in Section 4.01(a), Section 4.02, Section 4.24 and Section 4.26 shall be true in all material respects at and as of the date of this Agreement and as of Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time), (C) the representations and warranties of the Company contained in Section 4.05(a) and the first sentence of Section 4.05(d) shall be true in all respects at and as of the date of this Agreement and as of Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except for inaccuracies that are de minimis relative to the total fully-diluted equity capitalization of the Company and (D) the other representations and warranties of the Company contained in Article 4 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the date of this Agreement and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (D) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(iii) Parent shall have received a certificate signed by an executive officer of the Company to the effect that the conditions set forth in this Section 9.02 have been satisfied.

(b) Since the date of this Agreement, no Material Adverse Effect shall have occurred that is continuing.

(c) The Exchange and Redemption shall have occurred such that 100% of the equity interests in OpCo LLC are owned of record and held directly or indirectly by the Company and no shares of Class B Common Stock remain outstanding.

Section 9.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Effective Time of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed and complied in all material respects with all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Section 5.02 shall be true in all material respects at and as of the date of this Agreement and as of Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (B) the other representations and warranties of Parent contained in Article 5 (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true at and as of the date of this Agreement and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

Section 9.04. Frustration of Closing Conditions. None of Parent or Merger Subsidiary, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Subsidiary, on the one hand, or the Company, on the other hand, to perform any of its obligations under this Agreement, including as required by Section 8.01.

ARTICLE 10

Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time only as follows:

(a) by mutual written agreement of the Company and Parent; or

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before the date that is 270 days after the date hereof (as such date may be extended pursuant to the immediately following proviso, the “End Date”); provided, however, that (1) if on such 270th day the conditions in Section 9.01(b) through Section 9.01(e), shall not have been satisfied or waived, then the End Date shall be automatically extended one time by an additional 90 days (and in such event such 90th day after the 270th day shall be the “End Date”); and (2) if the date on which the End Date, as it may be extended, would occur is not a Business Day, then the End Date shall be further extended to be the next following Business Day; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement primarily results in the failure of the Merger to be consummated by the End Date (it being understood that Parent and Merger Subsidiary shall be deemed a single party for purposes of the foregoing proviso); or

(ii) if any Restraint issued by any court or Governmental Authority of competent jurisdiction in any jurisdiction set forth in Section 9.01(b) of the Company Disclosure Letter shall be in effect permanently enjoining or otherwise permanently prohibiting the consummation of the Merger, and such Restraint shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose material breach of any provision of this Agreement primarily results in such Restraint; or

(iii) if at the Company Stockholder Meeting (including any adjournment or postponement thereof) at which a vote on the adoption of the Agreement was taken, the Company Stockholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) prior to obtaining the Company Stockholder Approval, an Adverse Recommendation Change shall have occurred; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 9.02(a) not to be satisfied, and (A) such breach is incapable of being cured by the End Date or (B) if capable of being cured, shall not have been cured before the earlier of (1) twenty (20) Business Days following receipt of written notice from the Parent of such breach or (2) one (1) day prior to the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to Parent if Parent’s breach of any provision of this Agreement has been the primary cause of any of the conditions set forth in Section 9.01 or Section 9.03 not to be satisfied; or

(d) by the Company, if:

(i) prior to obtaining the Company Stockholder Approval, the Company has received a Superior Proposal, the Board of Directors of the Company has complied in all material respects with Section 6.03(h) and, in accordance with Section 6.03(h), authorizes the Company to enter into a definitive agreement providing for the consummation of such Superior Proposal; provided that substantially concurrently with such termination, the Company pays the Company Termination Fee payable pursuant to Section 11.04(b)(ii);

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 9.03 not to be satisfied, and (A) such breach is incapable of being cured by the End Date or (B) if capable of being cured, shall not have been cured before the earlier of (1) twenty (20) Business Days following receipt of written notice from the Company of such breach or (2) one (1) day prior to the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available to the Company if the Company’s breach of any provision of this Agreement has been the primary cause of any of the conditions set forth in Section 9.01 or Section 9.02 not to be satisfied; or

(iii) (A) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied if the Closing were to occur on the date of termination), (B) Parent and Merger Subsidiary fail to consummate the Merger by the date the Closing was required to have occurred pursuant to Section 2.01(b), (C) the Company has irrevocably notified Parent in writing that the Company stands ready, willing and able to consummate the Merger, (D) the Company shall have given Parent written notice at least two (2) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 10.01(d)(iii), and (E) the Merger shall not have been consummated by the end of such two (2) Business Day period.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party setting forth in reasonable detail the provision of this Section 10.01 pursuant to which this Agreement is being terminated.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party hereto; provided that (a) the provisions of this Section 10.02, Article 11 (other than Section 11.13), the Reimbursement Obligations set forth in Section 6.05(b), and the Confidentiality Agreement, and the Fee Funding Agreements (solely to the extent provided therein) shall survive any termination hereof pursuant to Section 10.01 and (b) neither the Company nor Parent or Merger Subsidiary shall be relieved or released from any liabilities or damages arising out of its Fraud or Willful and Material Breach of any provision of this Agreement; provided that, notwithstanding anything in this Agreement to the contrary, under no circumstances will, (i) the amount payable by Parent, Merger Subsidiary or any of their Affiliates (taking into account the payment of the Parent Termination Fee pursuant to this Agreement), whether pursuant to this Agreement or the Fee Funding Agreements, in connection with or following any termination of this Agreement (including arising out of any Willful and Material Breach (but excluding, for the avoidance of doubt, for Fraud)) exceed an amount equal to $582,530,000 plus the Enforcement Expenses (if any) and the Reimbursement Obligations (if any) in the aggregate or (ii) the amount payable by the Company (taking into account the payment of the Company Termination Fee pursuant to this Agreement) in connection with or following any termination of this Agreement (including arising out of any Willful and Material Breach (but excluding, for the avoidance of doubt, for Fraud)) exceed an amount equal to $291,265,000 plus the Enforcement Expenses (if any). For purposes of this Agreement, a “Willful and Material Breach” shall mean a material breach that is a consequence of any action or inaction by the breaching party which the breaching party had actual knowledge would cause a material breach.

ARTICLE 11

Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email (provided, that such email states that it is a notice delivered pursuant to this Section 11.01)) and shall be given, if to Parent, Merger Subsidiary, to:

Condor BidCo, Inc.

320 Park Avenue, 28th Floor

New York, NY 10022

Attention: Justin Herridge / James R. Westra

Email: Justin.Herridge@Permira.com / jwestra@adventinternational.com with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver and Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Brian T. Mangino, Esq. / Amber Banks, Esq.

Email: brian.mangino@friedfrank.com / amber.banks@friedfrank.com if to the Company, to:

McAfee Corp.

6220 America Center Drive

San Jose, CA 95002

Attention: Sayed Darwish

Email: Sayed_Darwish@McAfee.com

with a copy to (which shall not constitute notice):

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

Attention: Michael Roh, Esq.

Email: michael.roh@ropesgray.com

and

Ropes & Gray LLP

1900 University Avenue

East Palo Alto, California 94303

Attention: Paul S. Scrivano, Esq. / Howard S. Glazer, Esq.

Email: paul.scrivano@ropesgray.com / howard.glazer@ropesgray.com

and

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Kate H. Withers

Email: kate.withers@ropesgray.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient (in the case of email, subject to a non-automated email from the recipient confirming receipt).

Section 11.02. Non-Survival. The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, and no claims (whether sounding, in contract, in tort or otherwise) with respect to any of the foregoing (including with respect to any breach of any of the foregoing) may be made or asserted after the Effective Time; provided that this Section 11.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance at or after the Closing or the Effective Time or limit, prohibit or restrict any claim with respect to any such covenant or agreement. Notwithstanding anything to the contrary set forth in this Agreement, no party to this Agreement shall be precluded from bringing a claim for Fraud.

Section 11.03. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that by Applicable Law requires further approval by the stockholders of the Company without such approval having been obtained; provided further that any amendment, supplement, waiver or other modification to this proviso in Section 11.03, Section 11.04(c), Section 11.04(e) Section 11.04(f) (solely with respect to the Debt/Preferred Equity Financing Entities), Section 11.06(a), Section 11.11, Section 11.14 or Section 11.15 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provisions would modify the substance of the foregoing provisions) in any matter that is adverse to the interest of the Debt/Preferred Equity Financing Entities shall not be effective without the consent of the Debt/Preferred Equity Financing Sources party to the Debt Commitment Letter or Preferred Equity Commitment Letter, as applicable.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses.

(a) General. Except as otherwise provided in this Section 11.04 and the Reimbursement Obligations under Section 6.05(b), all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds within two (2) Business Days after such termination. “Company Termination Fee” means (i) solely if payable by the Company in connection with a termination by the Company pursuant to Section 10.01(d)(i) prior to the Cut-Off Date to enter into a definitive agreement providing for the consummation of a Superior Proposal made by an Excluded Party or its Affiliates, which Superior Proposal was made prior to the Cut-Off Date, an amount equal to $145,632,500, and (ii) if payable by the Company in any other circumstance, an amount equal to $291,265,000.

(ii) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds substantially concurrently with such termination.

(iii) If (A) after the date of this Agreement, a bona fide Acquisition Proposal shall have been publicly made to the Company or shall have been publicly made directly to the stockholders of the Company generally or shall have otherwise become publicly disclosed (and, in any such case, such Acquisition Proposal is not publicly withdrawn at least two (2) Business Days prior to the Company Stockholders Meeting), (B) thereafter, this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), and (C) within twelve (12) months after such termination, the Company consummates or enters into a definitive agreement providing for the consummation of, an Acquisition Proposal that is subsequently consummated (whether or not within such twelve (12) month period), then the Company shall pay to Parent the Company Termination Fee by wire transfer of same-day funds on the date of consummation of such Acquisition Proposal. For purposes of Section 11.04(b), all references to “20%” and “80%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(c) Parent Termination Fee. If this Agreement is terminated (x) by the Company pursuant to Section 10.01(d)(ii) (or by Parent pursuant to Section 10.01(b)(i) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 10.01(d)(ii)) or (y) by the Company pursuant to Section 10.01(d)(iii) (or by Parent pursuant to Section 10.01(b)(i) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 10.01(d)(iii)), then, in any such case, Parent shall pay, or cause to be paid, to the Company an amount equal to $582,530,000 (the “Parent Termination Fee”) not later than the second (2nd) Business Day following such termination.

(d) Each of the Company, Parent and Merger Subsidiary acknowledges that (i) the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, the Company, Parent and Merger Subsidiary would not enter into this Agreement and (iii) each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 11.04 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 11.04, such paying party shall pay the other party its reasonable and documented out-of-pocket costs and expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law (collectively, the “Enforcement Expenses”); provided that in no event shall either party be obligated to pay more than $12,500,000 in Enforcement Expenses.

(e) Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Company Termination Fee is payable by the Company pursuant to this Section 11.04 and such Company Termination Fee is paid in full, except for the Enforcement Expenses, (i) Parent, Merger Subsidiary, Sponsors, or any of their respective former, current or future directors, officers, employees, partners, managers, members, equityholders or Affiliates or any of their respective Representatives (collectively, the “Parent Related Parties”) shall be precluded from any other remedy against the Company, at law or in equity or otherwise relating to, arising out of or in connection with this Agreement or the transactions contemplated hereby, (ii) none of Parent or Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective former, current or future directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives (collectively, the “Company Related Parties”) relating to, arising out of or in connection with this Agreement or the transactions contemplated hereby, (iii) Parent’s right to receive payment of the Company Termination Fee pursuant to Section 11.04 shall constitute the sole and exclusive remedy of the Parent Related Parties for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and (iv) upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to, arising out of or in connection with this Agreement or the transactions contemplated hereby. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(f) The Company agrees that, upon any termination of this Agreement under circumstances where the Parent Termination Fee is payable by Parent pursuant to this Section 11.04 and such Parent Termination Fee is paid in full, except for the Enforcement Expenses and Reimbursement Obligations, (i) the Company Related Parties shall be precluded from any other remedy against the Parent, at law or in equity or otherwise relating to, arising out of or in connection with this Agreement or the transactions contemplated hereby, (ii) the Company shall not seek to obtain any recovery, judgement or damages of any kind, including consequential, indirect, or punitive damages, against the Parent Related Parties or any of the Debt/Preferred Equity Financing Entities relating to, arising out of or in connection with this Agreement, the Debt/Preferred Equity Financing or the transactions contemplated hereby or thereby, (iii) the Company’s right to receive payment of the Parent Termination Fee pursuant to Section 11.04 shall constitute the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties or any of the Debt/Preferred Equity Financing Entities for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and (iv) upon payment of the Parent Termination Fee, none of the Parent Related Parties or any of the Debt/Preferred Equity Financing Entities shall have any further liability or obligation to any of the Company Related Parties relating to, arising out of or in connection with this Agreement, the Debt/Preferred Equity Financing or the transactions contemplated hereby or thereby. Notwithstanding the foregoing, it is explicitly agreed that (i) nothing in this Section 11.04 shall impair the Company’s or Parent’s right to seek specific performance prior to the valid termination of this Agreement solely to the extent permitted under Section 11.13, (ii) the parties to the Confidentiality Agreement shall remain obligated for, and the Company shall be entitled to remedies with respect to, breaches of the Confidentiality Agreement, (iii) nothing in this Section 11.04 shall limit or otherwise affect Sponsors’ obligations under the Fee Funding Agreements or prior to the valid termination of this Agreement, the Equity Commitment Letters, (iv) following a termination of this Agreement, Parent and Merger Subsidiary shall remain liable hereunder, and each Sponsor shall remain liable under the applicable Fee Funding Agreement to which it is a party, for the Parent Termination Fee, any Enforcement Expenses or the Reimbursement Obligations that become due and payable until paid, and (v) following a termination of this Agreement, the Company shall remain liable hereunder for the Company Termination Fee and any Enforcement Expenses that become due and payable until paid. For the avoidance of doubt, while the Company may pursue both a grant of specific performance prior to the termination of this Agreement, and the payment of the Parent Termination Fee, if applicable, under Section 11.04, following a termination of this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to cause the Closing to occur and monetary damages or all or any portion of the Parent Termination Fee.

Section 11.05. Disclosure Letter References. Notwithstanding anything to the contrary herein, the parties hereto agree that any reference in a particular Section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations, warranties, covenants, agreements or other provisions hereof of the relevant party that are contained in the corresponding Section of this Agreement, and any other representations, warranties, covenants, agreements or other provisions hereof of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, would be reasonably apparent based solely on the face of such disclosure. The Company Disclosure Letter is incorporated by reference into and made a part of this Agreement. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation, warranty, covenant, agreement or other provision hereof shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 11.06. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except for (or as provided in) Article 2 (following the Effective Time), Section 6.05, Section 7.03, Section 11.04, Section 11.14, Section 11.15, Section 11.16, and Section 11.17, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns; provided, the Debt/Preferred Equity Financing Entities are express third-party beneficiaries of, and may enforce, any of the provisions of this Agreement reflecting the agreements in this Section 11.06, Section 11.03, Section 11.04(c), Section 11.04(e), Section 11.04(f) (solely with respect to the Debt/Preferred Equity Financing Entities), Section 11.11, Section 11.14 and Section 11.15.

(b) No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto. Any purported assignment not permitted under this Section 11.06(b) shall be null and void.

Section 11.07. Governing Law. This Agreement and any disputes relating to or arising from this Agreement, the other agreements contemplated hereby, any transaction contemplated hereby or thereby or the negotiation or performance of any of the foregoing (whether based on contract, tort, or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State. Each of Parent, Merger Subsidiary and the Company irrevocably waives any objections or immunities to the jurisdiction provided in this Section 11.07 to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court.

Section 11.08. Consent to Jurisdiction. Each of Parent, Merger Subsidiary and the Company irrevocably submits to the exclusive jurisdiction of (a) the Court of Chancery of the State of Delaware, New Castle County, (b) the United States District Court in Wilmington, Delaware, and (c) the Superior Court of the State of Delaware, New Castle County, for the purposes of any suit, action or other proceeding arising out of this Agreement, the other agreements contemplated hereby, any transaction contemplated hereby or thereby or the negotiation or performance of any of the foregoing. Each of Parent, Merger Subsidiary and the Company agrees to commence any action, suit or proceeding relating hereto in the Court of Chancery of the State of Delaware, New Castle County and, if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the United States District Court in Wilmington, Delaware, and, if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Superior Court of the State of Delaware, New Castle County. Each of Parent, Merger Subsidiary and the Company irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Court of Chancery of the State of Delaware, New Castle County, (ii) the United States District Court in Wilmington, Delaware, or (iii) the Superior Court of the State of Delaware, New Castle County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties agree that a final trial court judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section 11.01 shall be effective service of process for any litigation, suit, action or proceeding brought in any such court.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT (INCLUDING ANY EXHIBITS) BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of an executed counterpart of a signature page to this Agreement by facsimile, “.pdf” format or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 11.11. Entire Agreement. This Agreement, including the Company Disclosure Letter, the Commitment Letters, and the Fee Funding Agreements, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly, subject to the limitations set forth herein, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Parent, Merger Subsidiary or the Company of any of their respective covenants or obligations set forth in this Agreement, Parent, Merger Subsidiary or the Company, as applicable, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other parties (as applicable), and to specific performance by the other parties (as applicable) of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other parties (as applicable) under this Agreement, without proof of actual harm or the inadequacy of a legal remedy and without bond or other security being required. The pursuit of specific enforcement or other equitable remedies by any party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time, subject to the limitations on remedies set forth in this Agreement.

(b) Notwithstanding anything herein to the contrary, the parties hereby further acknowledge and agree that, prior to the Closing, the Company shall be entitled to specific performance to cause Parent to draw down the full proceeds of the Equity Financing and to cause Parent to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 2.01, on the terms and subject to the conditions in this Agreement, if and only if, (i) all conditions in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied if Closing were on such date), (ii) the Debt/Preferred Equity Financing (or, if Alternative Financing is being used in accordance with Section 7.06(c), the financing to be made available pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Parent has failed to consummate the Closing at the time when it was required under Section 2.01, and (iv) the Company has irrevocably confirmed in writing to Parent that if specific performance were granted and the Financing were funded, then the Closing would occur in accordance with Section 2.01.

(c) Subject to the limitations on remedies set forth in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise at any time of any other remedy.

(d) The Company, on the one hand, and Parent and Merger Subsidiary, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance in accordance with and subject to the limitations set forth in this Agreement, to specifically enforce the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of the Company or Parent, as applicable, under this Agreement on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties further agree that (i) by seeking the remedies provided for in this Section 11.13, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement, the Commitment Letters or the Fee Funding Agreements, and (ii) nothing set forth in this Section 11.13 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.13 prior to or as a condition to exercising any termination right under Article 10, nor shall the commencement of any legal proceeding pursuant to this Section 11.13 or anything set forth in this Section 11.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 10 or pursue any other remedies under this Agreement, the Commitment Letters or the Fee Funding Agreements that may be available then or thereafter (subject the terms and conditions set forth herein and therein); provided that the parties acknowledge and agree that, while the Company may pursue a grant of specific performance prior to the termination of this Agreement, following a termination of this Agreement, under no circumstances shall the Company be permitted or entitled to seek a grant of specific performance to cause the Closing to occur; provided that the Company may continue any ongoing Action for specific performance filed prior to a purported termination of this Agreement.

Section 11.14. Debt/Preferred Equity Financing Sources Provisions. Notwithstanding anything in this Agreement to the contrary, each of the parties to this Agreement hereby, on behalf of itself and its Subsidiaries: (a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt/Preferred Equity Financing Entities, arising out of or relating to, this Agreement, the Debt/Preferred Equity Financing or any of the agreements (including the Debt Commitment Letter or the Preferred Equity Commitment Letter) entered into in connection with the Debt/Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any agreements thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (b) agrees that any such Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Applicable Laws of another state), except as otherwise provided in the Debt Commitment Letter or the Preferred Equity Commitment Letter or other applicable definitive document relating to the Debt/Preferred Equity Financing, (c) agrees that service of process upon the Company or its Subsidiaries in any such Action shall be effective if notice is given in accordance with Section 11.01, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (e) waives to the fullest extent permitted by Applicable Law trial by jury in any Action brought against the Debt/Preferred Equity Financing Entity in any way arising out of or relating to, this Agreement, the Debt/Preferred Equity Financing, the Debt Commitment Letter, the Preferred Equity Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any agreements thereunder, (f) agrees that none of the Debt/Preferred Equity Financing Entities will have any liability to the Company, its Subsidiaries or any of its or their Affiliates relating to or arising out of this Agreement, the Debt/Preferred Equity Financing, the

Debt Commitment Letter, the Preferred Equity Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any agreement thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (g) agrees that in no event will Company Related Party be entitled to specific performance of any commitment letter or similar agreement entered into by Parent or Merger Sub for any Debt/Preferred Equity Financing against the Debt/Preferred Equity Financing Entities providing such Debt/Preferred Equity Financing. The Debt/Preferred Equity Financing Entities are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 11.14 and the last proviso to Section 11.03(a), Section 11.04(c), Section 11.04(e), and Section 11.04(f), Section 11.06(a), Section 11.11 or Section 11.15.

Section 11.15. Non-Recourse; Release.

(a) Except for the liabilities and obligations of the parties to the Confidentiality Agreement, the Commitment Letters the Fee Funding Agreements and the other Transaction Documents under any of the foregoing Contracts to which they are expressly identified as parties and except for claims for Fraud, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the transactions contemplated by this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as the parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of any of the foregoing and the Debt/Preferred Equity Financing Sources (collectively, the “Non-Recourse Party”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the transactions contemplated by this Agreement or based on, in respect of, or by reason of this Agreement or the transactions contemplated by this Agreement or the negotiation, execution, performance, or breach of this Agreement (other than, in each case, the liabilities and obligations of the parties to the Confidentiality Agreement, the Commitment Letters, the Fee Funding Agreements and the other Transaction Documents under any of the foregoing Contracts to which they are expressly identified as parties), and, to the maximum extent permitted by Applicable Law, each Contracting Party, on behalf of itself and its Affiliates, hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Party. Without limiting the foregoing, to the maximum extent permitted by Applicable Law, except as provided in the Confidentiality Agreement, the Commitment Letters, the Fee Funding Agreements and the other Transaction Documents, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impute or extend the liability of a Contracting Party to any Non-Recourse Party, whether based on statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

(b) Effective upon the Closing, Parent and its Affiliates (including the Company and its Subsidiaries), in each case on behalf of itself and their respective successors and assigns (collectively, the “Parent Releasers”), hereby irrevocably waive, acquit, remise, discharge and forever release the respective directors, officers, direct and indirect equityholders and Affiliates of the Company and its Subsidiaries from any and all liabilities, claims, causes of action, and obligations to the extent related to the transactions contemplated by this Agreement and arising at or prior to the Closing, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Applicable Law, contract, agreement, arrangement, commitment, undertaking or understanding, whether written or oral, or otherwise at law or in equity, and each of the Parent Releasers hereby agrees that it shall not seek any remedy or relief of any kind in connection therewith or thereunder from the respective directors, officers, direct or indirect equityholders, Subsidiaries and Affiliates of the Company and its Subsidiaries; provided that the foregoing release shall not prohibit any claim based on Fraud. The Parent Releasers expressly acknowledge and agree that this release is intended to extinguish all types of claims to the extent such claims are related to the transactions contemplated by this Agreement, including those known and unknown and those suspected and unsuspected, without regard to whether they are now known or suspected, even if those claims may materially affect such Parent Releaser’s decision to enter into this release. This is a full and final release, and each Parent Releaser expressly waives any right under California Civil Code section 1542, which provides: A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Section 11.16. DISCLAIMER. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE: (a) THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN ARTICLE IV HEREOF AND IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 9.02(a), ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES TO PARENT AND MERGER SUBSIDIARY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND (b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN CLAUSE (a) ABOVE, NEITHER THE COMPANY, ITS SUBSIDIARIES NOR ANY NON-RECOURSE PARTY HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV HEREOF AND IN THE

CERTIFICATES DELIVERED PURSUANT TO SECTION 9.02(a), ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, ARE HEREBY EXPRESSLY DISCLAIMED. PARENT AND MERGER SUBSIDIARY REPRESENT, WARRANT, COVENANT AND AGREE, ON BEHALF OF THEMSELVES, THEIR RESPECTIVE AFFILIATES AND THE PARENT RELATED PARTIES, THAT IN DETERMINING TO ENTER INTO AND CONSUMMATE THIS AGREEMENT, THE COMMITMENT LETTERS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, THEY ARE NOT RELYING UPON ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON, OTHER THAN THOSE EXPRESSLY MADE BY THE COMPANY AS SET FORTH IN ARTICLE IV HEREOF AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 9.02(a), AND THAT PARENT AND MERGER SUBSIDIARY SHALL ACQUIRE THE COMPANY AND ITS SUBSIDIARIES AND THEIR RESPECTIVE ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS AND “WITH ALL FAULTS” SUBJECT TO THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY AS SET FORTH IN ARTICLE IV HEREOF WHICH SHALL NOT SURVIVE THE CLOSING AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 9.02(a) AS A REPRESENTATION AND WARRANTY BY (AND ONLY BY) THE COMPANY WHICH SHALL NOT SURVIVE THE CLOSING.

Without limiting the generality of the immediately preceding paragraph, it is understood and agreed by Parent and Merger Subsidiary, on behalf of themselves, their respective Affiliates and Parent Related Parties, that any cost estimate, projection or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including, without limitation, any memoranda and materials provided by the Company, any direct or indirect holder of Company Stock or OpCo Units or any of their respective Representatives, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article IV hereof and in the certificates delivered pursuant to Section 9.02(a) as a representation and warranty by (and only by) the Company.

Section 11.17. Due Diligence Review. Without limiting anything set forth in Section 11.16, each of Parent and Merger Subsidiary acknowledges, covenants and agrees, on behalf of itself, its Affiliates and the Parent Related Parties: (a) that it has completed to its satisfaction its own due diligence investigation, and based thereon, formed its own independent judgment with respect to the Company and its Subsidiaries; (b) that it has been furnished with or given full access to such documents and information about the Company and its Subsidiaries and their respective businesses and operations as it and its representatives and advisors have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby; (c) that in entering into this Agreement, it has relied solely upon its own investigation and analysis and the representations and warranties of the Company expressly contained in Article IV hereof and in the certificates delivered pursuant to Section 9.02(a) and no others; and (d) that (i) no representation or warranty has been or is being made by the Company or any other Person as to the accuracy or completeness of any of the information provided or made available to Parent, Merger Subsidiary, the Parent Related Parties or any of their respective representatives and advisors and (ii) there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, each of Parent, Merger Subsidiary, the Parent Related Parties is familiar with such uncertainties, each of Parent, Merger Subsidiary, the Parent Related Parties is taking full responsibility for making its own evaluations of the adequacy and accuracy of any and all estimates, projections, forecasts, plans, budgets and other materials or information that may have been delivered or made available to it or any of its respective agents or representatives, none of Parent, Merger Subsidiary the Parent Related Parties has relied or will rely on such information, and neither Parent nor Merger Subsidiary will assert, and each will cause their respective Affiliates and the Parent Related Parties not to assert, any claims against the Company (or against the Subsidiaries or the Non-Recourse Parties) with respect thereto.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

MCAFEE CORP.

By:	/s/ Peter Leav
Name: Peter Leav
Title: President and CEO

[Signature Page – Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

CONDOR BIDCO, INC.

By:	/s/ Chris Caguin
Name: Chris Caguin
Title: President

CONDOR MERGER SUB, INC.

By:	/s/ Chris Caguin
Name: Chris Caguin
Title: President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Voting and Support Agreement

See attached.